FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

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COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Deloitte Touche Tohmatsu Auditores Independentes Ltda.

Companhia Brasileira de Distribuição

Company Information
Capital Composition	1
Individual Interim Financial Information
Balance Sheet – Assets	2
Balance Sheet – Liabilities	3
Statement of Operations	4
Statement of Comprehensive Income	5
Statement of Cash Flows	6
Statement of Changes in Shareholders’ Equity
1/1/2023 to 3/31/2023	7
1/1/2022 to 3/31/2022	8
Statement of Value Added	9
Consolidated Interim Financial Information
Balance Sheet – Assets	10
Balance Sheet – Liabilities	11
Statement of Operations	12
Statement of Comprehensive Income	13
Statement of Cash Flows	14
Statement of Changes in Shareholders’ Equity
1/1/2023 to 3/31/2023	15
1/1/2022 to 3/31/2022	16
Statement of Value Added	17
Comments on the Company`s Performance	18
Notes to the Interim Financial Information	36
Report on review of interim financial information	89

Companhia Brasileira de Distribuição

Number of Shares (thousand)	Current Quarter 3/31/2023
Share Capital
Common	270,139
Preferred	0
Total	270,139
Treasury Shares
Common	160
Preferred	0
Total	160

1

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Balance Sheet – Assets
Code	Description	Current Quarter 03/31/2023	Previous Year 12/31/2022
1	Total Assets	30,266,000	30,286,000
1.01	Current Assets	14,631,000	14,852,000
1.01.01	Cash and Cash Equivalents	3,358,000	3,632,000
1.01.03	Accounts Receivable	519,000	598,000
1.01.03.01	Trade Receivables	280,000	344,000
1.01.03.02	Other Receivables	239,000	254,000
1.01.04	Inventories	2,077,000	2,046,000
1.01.06	Recoverable Taxes	1,044,000	1,074,000
1.01.08	Other Current Assets	7,633,000	7,502,000
1.01.08.01	Assets Held for Sale	7,424,000	7,397,000
1.01.08.03	Other	209,000	105,000
1.01.08.03.02	Dividends Receivable	7,000	0
1.01.08.03.04	Others assets	202,000	105,000
1.02	Noncurrent Assets	15,635,000	15,434,000
1.02.01	Long-term Assets	5,847,000	5,755,000
1.02.01.04	Accounts Receivable	719,000	726,000
1.02.01.04.02	Other Accounts Receivable	719,000	726,000
1.02.01.07	Deferred Taxes	1,076,000	890,000
1.02.01.09	Credits with Related Parties	481,000	497,000
1.02.01.10	Other Noncurrent Assets	3,571,000	3,642,000
1.02.01.10.04	Recoverable Taxes	2,736,000	2,796,000
1.02.01.10.05	Restricted deposits for legal proceedings	737,000	746,000
1.02.01.10.07	Other Noncurrent Assets	98,000	100,000
1.02.02	Investments	963,000	932,000
1.02.02.01	Investments in Associates	963,000	932,000
1.02.02.01.02	Investments in Subsidiaries	963,000	932,000
1.02.03	Property and Equipment, Net	6,887,000	6,826,000
1.02.03.01	Property and Equipment in Use	3,836,000	3,816,000
1.02.03.02	Leased Properties Right-of-use	3,051,000	3,010,000
1.02.04	Intangible Assets, net	1,938,000	1,921,000
1.02.04.01	Intangible Assets	1,938,000	1,921,000
1.02.04.01.02	Intangible Assets	1,628,000	1,602,000
1.02.04.01.03	Intangible Right-of-use	310,000	319,000

2

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 03/31/2023	Previous Year 12/31/2022
2	Total Liabilities	30,266,000	30,286,000
2.01	Current Liabilities	5,764,000	6,404,000
2.01.01	Payroll and Related Taxes	275,000	282,000
2.01.02	Trade payables, net	2,436,000	3,110,000
2.01.02.01	Trade payables, national	2,436,000	3,110,000
2.01.02.01.01	Trade payable, net	2,289,000	2,515,000
2.01.02.01.02	Trade payable, agreement	147,000	595,000
2.01.03	Taxes and Contributions Payable	259,000	340,000
2.01.04	Borrowings and Financing	1,124,000	1,001,000
2.01.05	Other Liabilities	1,443,000	1,444,000
2.01.05.01	Payables to Related Parties	424,000	446,000
2.01.05.02	Other	1,019,000	998,000
2.01.05.02.01	Dividends and interest on own capital	1,000	1,000
2.01.05.02.08	Financing Related to Acquisition of Assets	74,000	112,000
2.01.05.02.09	Deferred Revenue	92,000	27,000
2.01.05.02.12	Other Accounts Payable	356,000	370,000
2.01.05.02.17	Lease Liability	496,000	488,000
2.01.07	Liabilities related to assets held for sale	227,000	227,000
2.01.07.01	Liabilities on Non-current Assets for Sale	227,000	227,000
2.02	Noncurrent Liabilities	13,060,000	12,337,000
2.02.01	Borrowings and Financing	5,436,000	4,862,000
2.02.02	Other Liabilities	4,854,000	4,765,000
2.02.02.01	Liabilities with related parties	31,000	23,000
2.02.02.01.04	Debts with Others Related Parties	31,000	23,000
2.02.02.02	Others	4,823,000	4,742,000
2.02.02.02.03	Taxes payable in installments	104,000	55,000
2.02.02.02.07	Other Noncurrent Liabilities	279,000	282,000
2.02.02.02.08	Provision for Losses on Investments in Associates	889,000	863,000
2.02.02.02.09	Lease Liability	3,551,000	3,542,000
2.02.04	Provisions	2,679,000	2,613,000
2.02.06	Deferred Revenue	91,000	97,000
2.03	Shareholders’ Equity	11,442,000	11,545,000
2.03.01	Share Capital	8,466,000	5,861,000
2.03.02	Capital Reserves	15,000	318,000
2.03.02.04	Stock Option	15,000	316,000
2.03.02.07	Capital Reserve	0	2,000
2.03.04	Earnings Reserve	5,219,000	7,118,000
2.03.04.01	Legal Reserve	190,000	705,000
2.03.04.05	Retention of Profits Reserve	149,000	231,000
2.03.04.07	Tax Incentive Reserve	2,584,000	2,584,000
2.03.04.10	Expansion Reserve	625,000	2,154,000
2.03.04.12	Transactions with non-controlling interests	1,671,000	1,444,000
2.03.05	Retained Earnings/ Accumulated Losses	-420,000	0
2.03.08	Other comprehensive income	-1,838,000	-1,752,000

3

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Operations

R$ (in thousands)
Code	Description	Year to date current period 03/01/2023 to 03/31/2023	Year to date previous period 03/01/2022 to 03/31/2022
3.01	Net operating revenue	4,448,000	3,613,000
3.02	Cost of sales	-3,377,000	-2,632,000
3.03	Gross Profit	1,071,000	981,000
3.04	Operating Income/Expenses	-1,034,000	-967,000
3.04.01	Selling Expenses	-743,000	-580,000
3.04.02	General and administrative expenses	-118,000	-134,000
3.04.05	Other Operating Expenses	-297,000	-231,000
3.04.05.01	Depreciation and Amortization	-246,000	-213,000
3.04.05.03	Other operating expenses, net	-51,000	-18,000
3.04.06	Share of Profit of associates	124,000	-22,000
3.05	Profit from operations before net financial expenses	37,000	14,000
3.06	Net Financial expenses	-332,000	-234,000
3.07	Income (loss) before income tax and social contribution	-295,000	-220,000
3.08	Income tax and social contribution	129,000	129,000
3.08.01	Current	-15,000	-252,000
3.08.02	Deferred	144,000	381,000
3.09	Net Income from continued operations	-166,000	-91,000
3.10	Net Income (loss) from discontinued operations	-82,000	1,490,000
3.10.01	Net Income (loss) from Discontinued Operations	-82,000	1,490,000
3.11	Net income (loss) of period end	-248,000	1,399,000
3.99	Basic earnings (loss) per shares (R$)
3.99.01	Basic earnings (loss) per shares
3.99.01.01	ON	-0.91859	5.19649
3.99.02	Basic earnings (loss) per shares
3.99.02.01	ON	-0.91859	5.18986

4

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)
Code	Description	Year to date current period 03/01/2023 to 03/31/2023	Previous Quarter 01/01/2022 to 03/31/2022
4.01	Net income for the Period	-248,000	1,399,000
4.02	Other Comprehensive Income	-86,000	-910,000
4.02.02	Foreign Currency Translation	-81,000	-916,000
4.02.08	Other Comprehensive Income	-5,000	6,000
4.03	Total Comprehensive Income for the Period	-334,000	489,000

5

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)
Code	Description	Year to date current period 03/01/2023 to 03/31/2023	Year to date previous period 03/01/2022 to 03/31/2022
6.01	Net Cash Operating Activities	-251,000	-1,931,000
6.01.01	Cash Provided by the Operations	163,000	-639,000
6.01.01.01	Net Income for the Period	-248,000	1,399,000
6.01.01.02	Deferred Income Tax and Social Contribution (Note 18.3)	-186,000	117,000
6.01.01.03	Gain (Losses) on Disposal of Property and equipments	23,000	-2,766,000
6.01.01.04	Depreciation/Amortization	276,000	263,000
6.01.01.05	Interest and Inflation Adjustments	406,000	337,000
6.01.01.06	Adjustment to Present Value	1,000	0
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (Note 12.2)	-124,000	22,000
6.01.01.08	Provision for Risks	39,000	44,000
6.01.01.10	Share-based Payment	5,000	6,000
6.01.01.11	Allowance for Doubtful Accounts (Note 7.1 and 8.1)	1,000	3,000
6.01.01.13	Allowance for obsolescence and damages (Note 9.1)	-11,000	-32,000
6.01.01.15	Deferred Revenue	-6,000	-3,000
6.01.01.16	Loss or gain on lease liabilities (Note 20.2)	-13,000	-30,000
6.01.01.18	Gain in disposal of subsidiaries	0	1,000
6.01.02	Changes in Assets and Liabilities	-414,000	-1,292,000
6.01.02.01	Accounts Receivable	61,000	7,000
6.01.02.02	Inventories	-20,000	312,000
6.01.02.03	Recoverable Taxes	88,000	97,000
6.01.02.04	Other Assets	-73,000	-80,000
6.01.02.05	Related Parties	3,000	-116,000
6.01.02.06	Restricted Deposits for Legal Proceeding	2,000	-7,000
6.01.02.07	Trade Payables	-674,000	-1,486,000
6.01.02.08	Payroll and Related Taxes	-7,000	-81,000
6.01.02.09	Taxes and Social Contributions Payable	-36,000	189,000
6.01.02.10	Payments of provision for risk	-30,000	-39,000
6.01.02.11	Deferred Revenue	65,000	-2,000
6.01.02.12	Other Payables	-13,000	-344,000
6.01.02.15	Received Dividends and Interest on own capital	220,000	258,000
6.02	Net Cash of Investing Activities	-244,000	688,000
6.02.02	Acquisition of Property and Equipment (Note 13.2)	-229,000	-198,000
6.02.03	Increase in Intangible Assets (Note 14.2)	-30,000	-36,000
6.02.04	Sales of Property and Equipment	15,000	922,000
6.03	Net Cash of Financing Activities	221,000	-1,376,000
6.03.02	Proceeds from Borrowings and Financing (Note 15.2)	484,000	0
6.03.03	Payments of Borrowings and Financing (Note 15.2)	0	-1,000,000
6.03.04	Interest Paid	-15,000	-92,000
6.03.07	Acquisition of companies	-3,000	-3,000
6.03.09	Payment of lease liability	-245,000	-281,000
6.05	Increase (Decrease) in Cash and Cash Equivalents	-274,000	-2,619,000
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	3,632,000	4,662,000
6.05.02	Cash and Cash Equivalents at the End of the Period	3,358,000	2,043,000

6

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2023 to 03/31/2023
R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other comprehensive income	Shareholders' Equity
5.01	Opening balance	5,861,000	318,000	7,290,000	-172,000	-1,752,000	11,545,000
5.03	Adjusted opening balance	5,861,000	318,000	7,290,000	-172,000	-1,752,000	11,545,000
5.04	Capital Transactions with Shareholders	2,605,000	-303,000	-2,071,000	0	0	231,000
5.04.03	Share based expenses	0	5,000	0	0	0	5,000
5.04.11	Hyperinflationary economy effect	0	0	205,000	0	0	205,000
5.04.13	Disco subsidiary PUT valuation	0	0	21,000	0	0	21,000
5.04.14	Transfer between reserves	2,605,000	-308,000	-2,297,000	0	0	0
5.05	Total Comprehensive Income	0	0	0	0	-86,000	-86,000
5.05.01	Net Income for the period	0	0	0	0	0	0
5.05.02	Other Comprehensive Income	0	0	0	0	-86,000	-86,000
5.05.02.04	Foreign currency translation	0	0	0	0	-81,000	-81,000
5.05.02.06	Other Comprehensive Income	0	0	0	0	-5,000	-5,000
5.07	Closing Balance	8,466,000	15,000	5,219,000	-172,000	-1,838,000	11,442,000

7

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2022 to 03/31/2022

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other comprehensive Income	Shareholders' Equity
5.01	Opening balance	5,859,000	291,000	6,925,000	0	574,000	13,649,000
5.03	Adjusted opening balance	5,859,000	291,000	6,925,000	0	574,000	13,649,000
5.04	Capital Transactions with Shareholders	0	6,000	139,000	0	0	145,000
5.04.03	Share based expenses	0	6,000	0	0	0	6,000
5.04.07	Interest on own Capital	0	0	-14,000	0	0	-14,000
5.04.11	Hyperinflationary economy effect	0	0	156,000	0	0	156,000
5.04.16	Others	0	0	-3,000	0	0	-3,000
5.05	Total Comprehensive Income	0	0		1,399,000	-910,000	-910,000
5.05.01	Net Income for the Period				1,399,000
5.05.02	Other Comprehensive Income	0	0	0	0	-910,000	-910,000
5.05.02.04	Foreign currency translation	0	0	0	0	-916,000	-916,000
5.05.02.06	Other Comprehensive Income	0	0	0	0	6,000	6,000
5.06	Internal Changes of Shareholdes Equity			82,000	-82,000
5.06.01	Reserves Constitution			82,000	-82,000
5.07	Closing Balance	5,859,000	297,000	7,146,000	1,317,000	-336,000	14,283,000

8

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Value Added
R$ (in thousands)
Code	Description	Year to date current period 03/01/2023 to 03/31/2023	Year to date previous period 03/01/2022 to 03/31/2022
7.01	Revenues	4,814,000	3,924,000
7.01.01	Sales of Goods, Products and Services	4,786,000	3,875,000
7.01.02	Other Revenues	26,000	50,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	2,000	-1,000
7.02	Products Acquired from Third Parties	-3,860,000	-3,070,000
7.02.01	Costs of Products, Goods and Services Sold	-3,263,000	-2,508,000
7.02.02	Materials, Energy, Outsourced Services and Other	-597,000	-562,000
7.03	Gross Value Added	954,000	854,000
7.04	Retention	-275,000	-231,000
7.04.01	Depreciation and Amortization	-275,000	-231,000
7.05	Net Value Added Produced	679,000	623,000
7.06	Value Added Received in Transfer	135,000	1,579,000
7.06.01	Share of Profit of Subsidiaries and Associates	124,000	-22,000
7.06.02	Financial Revenue	93,000	111,000
7.06.03	Other	-82,000	1,490,000
7.07	Total Value Added to Distribute	814,000	2,202,000
7.08	Distribution of Value Added	814,000	2,202,000
7.08.01	Personnel	525,000	464,000
7.08.01.01	Direct Compensation	352,000	314,000
7.08.01.02	Benefits	77,000	73,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	32,000	98,000
7.08.01.04	Other	64,000	-21,000
7.08.02	Taxes, Fees and Contributions	98,000	-20,000
7.08.02.01	Federal	-104,000	-121,000
7.08.02.02	State	167,000	59,000
7.08.02.03	Municipal	35,000	42,000
7.08.03	Value Distributed to Providers of Capital	439,000	359,000
7.08.03.01	Interest	429,000	351,000
7.08.03.02	Rentals	10,000	8,000
7.08.04	Value Distributed to Shareholders	-248,000	1,399,000
7.08.04.01	Interest on shareholders' equity	0	14,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	-248,000	1,385,000

9

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information /Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Quarter 03/31/2023	Previous Year 12/31/2022
1	Total Assets	43,454,000	43,839,000
1.01	Current Assets	27,985,000	28,559,000
1.01.01	Cash and Cash Equivalents	3,516,000	3,751,000
1.01.03	Accounts Receivable	588,000	696,000
1.01.03.01	Trade Receivables	322,000	417,000
1.01.03.02	Other Receivables	266,000	279,000
1.01.04	Inventories	2,079,000	2,046,000
1.01.06	Recoverable Taxes	1,058,000	1,114,000
1.01.08	Other Current Assets	20,744,000	20,952,000
1.01.08.01	Non-Current Assets for Sale	20,531,000	20,843,000
1.01.08.03	Other	213,000	109,000
1.01.08.03.02	Dividends Receivable	7,000	0
1.01.08.03.04	Others assets	206,000	109,000
1.02	Noncurrent Assets	15,469,000	15,280,000
1.02.01	Long-term Assets	5,726,000	5,617,000
1.02.01.04	Accounts Receivable	719,000	727,000
1.02.01.04.02	Other Accounts Receivable	719,000	727,000
1.02.01.07	Deferred Taxes	1,105,000	922,000
1.02.01.09	Credits with Related Parties	296,000	301,000
1.02.01.10	Other Noncurrent Assets	3,606,000	3,667,000
1.02.01.10.04	Recoverable Taxes	2,766,000	2,808,000
1.02.01.10.05	Restricted deposits for legal proceedings	742,000	759,000
1.02.01.10.07	Other Noncurrent Assets	98,000	100,000
1.02.02	Investments	835,000	833,000
1.02.02.01	Investments in Associates	835,000	833,000
1.02.03	Property and Equipment, Net	6,905,000	6,844,000
1.02.03.01	Property and Equipment in Use	3,849,000	3,829,000
1.02.03.02	Leased Properties Right-of-use	3,056,000	3,015,000
1.02.04	Intangible Assets, net	2,003,000	1,986,000
1.02.04.01	Intangible Assets	2,003,000	1,986,000
1.02.04.01.02	Intangible Assets	1,693,000	1,667,000
1.02.04.01.03	Intangible Right-of-use	310,000	319,000

10

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Balance Sheet - Liabilities
R$ (in thousands)
Code	Description	Current Quarter	Previous Year
		03/31/2023	12/31/2022
2	Total Liabilities	43,454,000	43,839,000
2.01	Current Liabilities	16,715,000	17,747,000
2.01.01	Payroll and Related Taxes	287,000	294,000
2.01.02	Trade payables, net	2,451,000	3,123,000
2.01.02.01	Trade payables, national	2,451,000	3,123,000
2.01.02.01.01	Trade payable, net	2,304,000	2,528,000
2.01.02.01.02	Trade payable, agreement	147,000	595,000
2.01.03	Taxes and Contributions Payable	264,000	363,000
2.01.04	Borrowings and Financing	1,124,000	1,001,000
2.01.05	Other Liabilities	1,477,000	1,479,000
2.01.05.01	Payables to Related Parties	315,000	335,000
2.01.05.02	Other	1,162,000	1,144,000
2.01.05.02.01	Dividends and interest on own capital	1,000	1,000
2.01.05.02.08	Financing Related to Acquisition of Assets	74,000	112,000
2.01.05.02.09	Deferred Revenue	221,000	156,000
2.01.05.02.12	Lease liability	369,000	385,000
2.01.05.02.17	Lease Liability	497,000	490,000
2.01.07	Liabilities related to assets held for sale	11,112,000	11,487,000
2.01.07.01	Liabilities on Non-current Assets for Sale	11,112,000	11,487,000
2.02	Noncurrent Liabilities	13,072,000	12,359,000
2.02.01	Borrowings and Financing	5,436,000	4,862,000
2.02.02	Other Liabilities	4,859,000	4,771,000
2.02.02.01	Liabilities with related parties	31,000	23,000
2.02.02.01.04	Debts with Others Related Parties	31,000	23,000
2.02.02.02	Others	4,828,000	4,748,000
2.02.02.02.03	Taxes payable in installments	104,000	55,000
2.02.02.02.07	Other Noncurrent Liabilities	280,000	283,000
2.02.02.02.08	Provision for Losses on Investments in Associates	889,000	863,000
2.02.02.02.09	Other Payable Accounts	3,555,000	3,547,000
2.02.03	Deferred taxes	4,000	0
2.02.04	Provisions	2,682,000	2,629,000
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	2,682,000	2,629,000
2.02.06	Profits and Revenues to be Appropriated	91,000	97,000
2.03	Shareholders’ Equity	13,667,000	13,733,000
2.03.01	Share Capital	8,466,000	5,861,000
2.03.02	Capital Reserves	15,000	318,000
2.03.02.04	Stock Option	15,000	316,000
2.03.02.07	Capital Reserve	0	2,000
2.03.04	Earnings Reserve	5,219,000	7,118,000
2.03.04.01	Legal Reserve	190,000	705,000
2.03.04.05	Retention of Profits Reserve	149,000	231,000
2.03.04.07	Tax Incentive Reserve	2,584,000	2,584,000
2.03.04.10	Expansion Reserve	625,000	2,154,000
2.03.04.12	Transactions with non-controlling interests	1,671,000	1,444,000
2.03.05	Retained Earnings/ Accumulated Losses	-420,000	0
2.03.08	Other comprehensive income	-1,838,000	-1,752,000
2.03.09	Non-Controlling interests	2,225,000	2,188,000

11

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Operations
R$ (in thousands)
Code	Description	Current Quarter	Year to date previous period
		01/01/2023 to	03/01/2022 to
		03/31/2023	03/31/2022
3.01	Net operating revenue	4,496,000	3,910,000
3.02	Cost of sales	-3,400,000	-2,858,000
3.03	Gross Profit	1,096,000	1,052,000
3.04	Operating Income/Expenses	-1,201,000	-1,091,000
3.04.01	Selling Expenses	-733,000	-631,000
3.04.02	General and administrative expenses	-131,000	-152,000
3.04.05	Other Operating Expenses	-300,000	-246,000
3.04.05.01	Depreciation and Amortization	-250,000	-224,000
3.04.05.03	Other operating expenses, net	-50,000	-22,000
3.04.06	Share of Profit of associates	-37,000	-62,000
3.05	Profit from operations before net financial expenses	-105,000	-39,000
3.06	Net Financial expenses	-332,000	-237,000
3.07	Income (loss) before income tax and social contribution	-437,000	-276,000
3.08	Income tax and social contribution	122,000	128,000
3.08.01	Current	-17,000	-254,000
3.08.02	Deferred	139,000	-382,000
3.09	Net Income from continued operations	-315,000	-148,000
3.1	Net Income (loss) from discontinued operations	120,000	1,573,000
3.10.01	Net Income (loss) from Discontinued Operations	120,000	1,573,000
3.11	Net Income for the period end	-195,000	1,425,000
3.11.01	Attributable to Controlling Shareholders - continued Operat.	-248,000	1,399,000
3.11.02	Attributable to Non-controlling Shareholders - discontinued operat.	53,000	26,000
3.99	Basic earnings (loss) per shares (R$)
3.99.01	Basic earnings (loss) per shares
3.99.01.01	ON	-0.91859	5.19649
3.99.02	Basic earnings (loss) per shares
3.99.02.01	ON	-0.91859	5.18986

12

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Comprehensive Income
R$ (in thousands)
Code	Description	Current Quarter 01/01/2023 to 03/31/2023	Year to date previous period 03/01/2022 to 03/31/2022
4.01	Net income for the Period	-195,000	1,425,000
4.02	Other Comprehensive Income	-54,000	-1,137,000
4.02.02	Foreign Currency Translation	-49,000	-1,142,000
4.02.08	Other Comprehensive Income	-5,000	5,000
4.03	Total Comprehensive Income for the Period	-249,000	288,000
4.03.01	Attributable to Controlling Shareholders	-334,000	489,000
4.03.02	Attributable to Non-Controlling Shareholders	85,000	-201,000

13

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Cash Flows - Indirect Method
R$ (in thousands)

Code	Description	Year to date current period 03/01/2023 to 03/31/2023	Year to date previous period 03/01/2022 to 03/31/2022
6.01	Net Cash Operating Activities	-1,429,000	-3,821,000
6.01.01	Cash Provided by the Operations	495,000	-283,000
6.01.01.01	Net Income for the Period	-195,000	1,425,000
6.01.01.02	Deferred Income Tax and Social Contribution (Note 18)	-120,000	156,000
6.01.01.03	Gain (Losses) on Disposal of Property and equipments	31,000	-2,753,000
6.01.01.04	Depreciation/Amortization	280,000	488,000
6.01.01.05	Interest and Inflation Adjustments	494,000	427,000
6.01.01.06	Adjustment to Present Value	1,000	0
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (Note 12.2)	66,000	86,000
6.01.01.08	Provision for Risks	28,000	48,000
6.01.01.09	Provision for Write-off and impairment	0	-4,000
6.01.01.10	Share-based Payment	5,000	6,000
6.01.01.11	Allowance for Doubtful Accounts (Note 7.1 and 8.1)	6,000	14,000
6.01.01.13	Allowance for obsolescence and damages (Note 9.1)	-10,000	-32,000
6.01.01.15	Deferred Revenue	-73,000	-106,000
6.01.01.16	Loss or gain on lease liabilities (Note 20.2)	-18,000	-39,000
6.01.01.18	Gain in disposal of subsidiaries	0	1,000
6.01.02	Changes in Assets and Liabilities	-1,924,000	-3,538,000
6.01.02.01	Accounts Receivable	146,000	21,000
6.01.02.02	Inventories	-184,000	151,000
6.01.02.03	Recoverable Taxes	44,000	-8,000
6.01.02.04	Other Assets	-65,000	-60,000
6.01.02.05	Related Parties	-22,000	-146,000
6.01.02.06	Restricted Deposits for Legal Proceeding	9,000	-8,000
6.01.02.07	Trade Payables	-1,763,000	-3,170,000
6.01.02.08	Payroll and Related Taxes	-61,000	-148,000
6.01.02.09	Taxes and Social Contributions Payable	-6,000	299,000
6.01.02.10	Payments of provision for risk	-34,000	-44,000
6.01.02.11	Deferred Revenue	66,000	-15,000
6.01.02.12	Other Payables	-44,000	-312,000
6.01.02.13	Income Tax and Social contribution, paid	-10,000	-98,000
6.02	Net Cash of Investing Activities	-430,000	591,000
6.02.02	Acquisition of Property and Equipment (Note 13.1)	-402,000	-281,000
6.02.03	Increase in Intangible Assets (Note 14.2)	-43,000	-45,000
6.02.04	Sales of Property and Equipment	15,000	924,000
6.02.09	Net cash from discontinueted subsidiaries	0	-7,000
6.03	Net Cash of Financing Activities	822,000	-1,253,000
6.03.02	Proceeds from Borrowings and Financing (Note 15.2)	1,280,000	328,000
6.03.03	Payments of Borrowings and Financing	-32,000	-1,038,000
6.03.04	Interest Paid	-42,000	-105,000
6.03.05	Payment of Dividends	-28,000	-35,000
6.03.07	Acquisition of companies	-3,000	-3,000
6.03.09	Payment of lease liability	-353,000	-400,000
6.04	Exchange rate changes in cash and cash equivalents	11,000	-181,000
6.05	Increase (Decrease) in Cash and Cash Equivalents	-1,026,000	-4,664,000
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	5,621,000	8,274,000
6.05.02	Cash and Cash Equivalents at the End of the Period	4,595,000	3,610,000

14

Companhia Brasileira de Distribuição

Consolidated Interim Information / Statement of Changes in Shareholders' Equity 01/01/2023 to 03/31/2023

Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening balance	5,861,000	318,000	7,290,000	-172,000	-1,752,000	11,545,000	2,188,000	13,733,000
5.03	Adjusted opening balance	5,861,000	318,000	7,290,000	-172,000	-1,752,000	11,545,000	2,188,000	13,733,000
5.04	Capital Transactions with Shareholders	2,605,000	-303,000	-2,071,000	0	0	231,000	-48,000	183,000
5.04.03	Share based expenses	0	5,000	0	0	0	5,000	0	5,000
5.04.11	Hyperinflationary economy effect	0	0	205,000	0	0	205,000	7,000	212,000
5.04.12	Fair value of deconsolidated investment	0	0	0	0	0	0	0	0
5.04.13	Disco subsidiary PUT valuation	0	0	21,000	0	0	21,000	-23,000	-2,000
5.04.14	Capital Reduction (Note 22)	2,605,000	-308,000	-2,297,000	0	0	0	0	0
5.04.15	Dividends declared to non-controlling interests	0	0	0	0	0	0	-32,000	-32,000
5.05	Total Comprehensive Income	0	0	0	-248,000	-86,000	-334,000	85,000	-249,000
5.05.01	Net Income for the Period	0	0	0	-248,000	0	-248,000	53,000	-195,000
5.05.02	Other Comprehensive Income	0	0	0	0	-86,000	-86,000	32,000	-54,000
5.05.02.04	Foreign currency translation	0	0	0	0	-81,000	-81,000	32,000	-49,000
5.05.02.06	Other Comprehensive Income	0	0	0	0	-5,000	-5,000	0	-5,000
5.07	Closing Balance	8,466,000	15,000	5,219,000	-420,000	-1,838,000	11,442,000	2,225,000	13,667,000

15

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2022 to 03/31/2022

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening balance	5,859,000	291,000	6,925,000	0	574,000	13,649,000	2,731,000	16,380,000
5.03	Adjusted opening balance	5,859,000	291,000	6,925,000	0	574,000	13,649,000	2,731,000	16,380,000
5.04	Capital Transactions with Shareholders	0	6,000	139,000	0	0	145,000	-12,000	133,000
5.04.03	Share based expenses	0	6,000	0	0	0	6,000	0	6,000
5.04.07	Interest on own Capital	0	0	-14,000	0	0	-14,000	0	-14,000
5.04.11	Hyperinflationary economy effect	0	0	156,000	0	0	156,000	5,000	161,000
5.04.15	Dividends declared to non-controlling interests	0	0	0	0	0	0	-17,000	-17,000
5.04.16	Others	0	0	-3,000	0	0	-3,000	0	-3,000
5.05	Total Comprehensive Income	0	0	0	1,399,000	-910,000	489,000	-201,000	288,000
5.05.01	Net Income for the Period	0	0	0	1,399,000	0	1,399,000	26,000	1,425,000
5.05.02	Other Comprehensive Income	0	0	0	0	-910,000	-910,000	-227,000	-1,137,000
5.05.02.04	Foreign currency translation	0	0	0	0	-916,000	-916,000	-226,000	-1,142,000
5.05.02.06	Other Comprehensive Income	0	0	0	0	6,000	6,000	-1,000	5,000
5.06	Internal Changes of Shareholdes Equity	0	0	82,000	-82,000	0	0	0	0
5,06,01	Reserves Constitution	0	0	82,000	-82,000	0	0	0	0
5.07	Closing Balance	5,859,000	297,000	7,146,000	1,317,000	-336,000	14,283,000	2,518,000	16,801,000

16

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Value Added
R$ (in thousands)

Code	Description	Year to date current period 03/01/2023 to 03/31/2023	Year to date previous period 03/01/2022 to 03/31/2022
7.01	Revenues	4,864,000	4,238,000
7.01.01	Sales of Goods, Products and Services	4,836,000	4,189,000
7.01.02	Other Revenues	26,000	50,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	2,000	-1,000
7.02	Products Acquired from Third Parties	-3,884,000	-3,312,000
7.02.01	Costs of Products, Goods and Services Sold	-3,291,000	-2,727,000
7.02.02	Materials, Energy, Outsourced Services and Other	-593,000	-585,000
7.03	Gross Value Added	980,000	926,000
7.04	Retention	-279,000	-242,000
7.04.01	Depreciation and Amortization	-279,000	-242,000
7.05	Net Value Added Produced	701,000	684,000
7.06	Value Added Received in Transfer	177,000	1,621,000
7.06.01	Share of Profit of Subsidiaries and Associates	-37,000	-62,000
7.06.02	Financial Revenue	94,000	110,000
7.06.03	Other	120,000	1,573,000
7.07	Total Value Added to Distribute	878,000	2,305,000
7.08	Distribution of Value Added	878,000	2,305,000
7.08.01	Personnel	530,000	498,000
7.08.01.01	Direct Compensation	356,000	336,000
7.08.01.02	Benefits	78,000	78,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	32,000	100,000
7.08.01.04	Other	64,000	-16,000
7.08.01.04.01	Profit (cost) sharing	64,000	-16,000
7.08.02	Taxes, Fees and Contributions	102,000	18,000
7.08.02.01	Federal	-99,000	-91,000
7.08.02.02	State	166,000	66,000
7.08.02.03	Municipal	35,000	43,000
7.08.03	Value Distributed to Providers of Capital	441,000	364,000
7.08.03.01	Interest	430,000	355,000
7.08.03.02	Rentals	11,000	9,000
7.08.04	Value Distributed to Shareholders	-195,000	1,425,000
7.08.04.01	Interest on shareholders' equity	0	14,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	-248,000	1,385,000
7.08.04.04	Noncontrolling Interest in Retained Earnings	53,000	26,000

17

Companhia Brasileira de Distribuição

EARNINGS

RELEASE

1Q23

May 03, 2023

PCAR

B3 LISTED NM

IBOVESPA B3 IBRX100 B3 ICON B3 ISE B3 IAGRO-FFS B3 SMLL B3

ICO2 B3 IGC-NM B3 IGPTW B3 IGCT B3 IGC B3 ITAG B3 IBRA B3

18

Companhia Brasileira de Distribuição

The comments below concern the result of ongoing operations. Comparisons are with the same period in 2022 unless stated otherwise. The results include the effects of IFRS 16/CPC 06 (R2) unless stated otherwise.

New GPA Brazil(1) top line with double-digit growth and strong same-store sale in the Pão de Açúcar and Proximity banners

•	Gross revenue from reached R$ 4.8 billion, an increase of 15.4%;
o	Gross revenue (excluding Gas Stations) totaled R$4.5 billion, an increase of 17.5%;
o	Same store sales increased by 6.3%, highlighting Pão de Açúcar banner, which grew 7.5%, an improvement of 80 bps compared to 4Q22;
•	Gross profit reached R$1.1 billion and gross margin 24.4%;
•	Adjusted EBITDA(2) totaled R$ 270 million and adjust. EBITDA margin 6.0%.

Consolidated GPA Results(3)

•	Consolidated net profit (loss) from operations reached R$ (248) million, of which R$ (269) million in Novo GPA Brazil (continued), R$ (46) million in the international perimeter (Cnova) and R$ 67 million from discontinued activities;
•	Net debt of R$ 3.0 billion, a reduction of R$1.7 billion. Cash position of R$ 3.5 billion, corresponding to 3.1x short-term debt.

Grupo Éxito and status of the segregation process

•	As of 1Q23, after approval of the Level II Brazilian Depositary Receipts (“BDRs”) program, Grupo Éxito starts to report its results separately to GPA in CVM website and through its investor relations website. The result for the 1Q23 was released on May 2, 2023 and can be accessed at the link Earnings Release 1Q23.
•	The segregation of the GPA and Grupo Éxito businesses achieved important milestones in the 1Q23:

o   Approval of GPA’s capital reduction in the Extraordinary Shareholders Meeting to Éxito’s shares distribuition;

o   Completion of the approval of Éxito's level II BDRs program by CVM and B3;

o   Conclusion of the opposition legal term period by creditors, without disputes and with 100% waiver from bank debt creditors.

•	The effective implementation of the segregation still depends on the registration of Éxito's Level II American Depositary Receipts (“ADRs”) program with the Securities and Exchange Commission (“SEC”) and the authorizations of the Colombian regulatory bodies for the effective transfer of Éxito's ADRs and BDRs to GPA shareholders, which is expected to be completed in the 2Q23.

(1) Result of the New GPA Brazil does not include impacts from the international perimeter (Cnova)

(2) Operating income before interest, taxes, depreciation and amortization adjusted by Other Operating Income and Expenses and, in the case of Novo GPA Brasil, excludes impacts from the international perimeter

(3) Consolidated GPA result includes impacts from the international perimeter (Cnova)

19

New GPA Brazil and Consolidated GPA

Accelerating sales growth

The consolidated GPA result includes the discontinued activities of Hypermarkets and Grupo Éxito, as well as the international perimeter with the equity income from Cnova. The New GPA Brazil does not include the discontinued activities and the impacts of the international perimeter (Cnova). Grupo Éxito has been considered a discontinued operation since 4Q22 (IFRS 5/CPC 31).

R$ million, except when indicated	New GPA Brazil			GPA Consolidated
	1Q23	1Q22	Δ	1Q23	1Q22	Δ
Gross Revenue	4,836	4,189	15.4%	4,836	4,189	15.4%
Net Revenue	4,496	3,910	15.0%	4,496	3,910	15.0%
Gross Profit	1,096	1,052	4.2%	1,096	1,052	4.2%
Gross Margin	24.4%	26.9%	-253 bps	24.4%	26.9%	-253 bps
Selling, General, and Administrative Expenses	(863)	(784)	10.1%	(863)	(784)	10.1%
% of Net Revenue	19.2%	20.0%	-84 bps	19.2%	20.0%	-84 bps
Adjusted EBITDA (2)(3)	270	294	-8.3%	224	225	-0.1%
Adjusted EBITDA Margin (2)(3)	6.0%	7.5%	-152 bps	5.0%	5.7%	-75 bps
Other Operating Revenue (Expenses)	(51)	(21)	138.4%	(51)	(21)	138.4%
Net Income Controlling Shareholders - Continued Operations	(269)	(78)	245.0%	(315)	(148)	112.9%
Net Margin Controlling Shareholders - Continued Operations	-6.0%	-2.0%	-399 bps	-7.0%	-3.8%	-322 bps
Net Income Controlling Shareholders - Discontinued Operations (4)	n.d.	n.d.	n.d.	67	1,547	-95.7%
Net Income Controlling Shareholders Consolidated	n.d.	n.d.	n.d.	(248)	1,399	-117.7%

(1) Result of the New GPA Brazil does not include impacts from the international perimeter (Cnova)

(2) Operating income before interest, taxes, depreciation, and amortization adjusted by Other Operating Income and Expenses and, in the case of New GPA Brazil, excludes impacts from the international perimeter (Cnova)

(3) Includes results from the discontinued operations of hypermarkets and Grupo Éxito (Colombia, Uruguay and Argentina)

20

Message from the CEO

We made a consistent progress in this first quarter of 2023, a performance that reveals the assertiveness of the turnaround project and important developments in the period for GPA.

We can already see an improvement in the result of the new stores, including those converted from the hypermarkets format, and a beginning of the return of customers and traffic, especially in the Pão de Açúcar and Proximity stores, which makes me even more motivated and confident in the work we are doing.

We recorded same-store growth of 6.3%, excluding gas stations, with the maintenance of double-digit growth in proximity stores and the Pão de Açúcar banner with a solid growth of 7.5% (vs. 6.7% in 4Q22). We posted an increase in perishables penetration and market share gains, especially in premium formats, which are important levers in the turnaround process of the New GPA Brazil.

Our strategy is based on six main pillars that guide all our business decisions: the Top Line, with the structured increase in our revenues, which leverages the improvement of OSA (On Shelf Availability) where we have already registered a record level, in addition to structuring a broad category management project; and Excellence in Service, measured by the NPS (Net Promoter Score), an measure in which we have already advanced 20 points since 2022.

Digital is another important pillar of our strategy, focused on advancing multichannel, with the evolution of same-day deliveries and the share of perishables in online sales. The pillar of Expansion and stores conversion, in which we registered a record number of openings with 78 new stores since 2022. In the pillar of Profitability, I highlight the work of managing breakages, reducing expenses, and increasing the gross margin, in addition to finalizing the project of headquarter re-sizing, meticulous zero-based budget work and commercial negotiations. We advanced in ESG & Culture pillar with the delivery of socio-environmental commitments - such as exceeding our goal of reducing CO2 emissions in the last year, and the increase in the percentage of women in leadership, which is already at 39% at GPA.

We started the 2Q23 well positioned and even more focused on our priorities: to grow above inflation, to advance in our service indicators and sustainable growth with profitability. Consistency has been the keyword in this work, so that we can continue to deliver an increasingly sustainable result.

Marcelo Pimentel
GPA CEO

Notice/Disclaimer: Statements contained in this release regarding the Company’s business outlook, projections of operating/financial profit and loss, the Company’s growth potential, and related to market and macroeconomic estimates constitute mere forecasts and were based on the beliefs, intentions, and expectations of the Management regarding the future of the Company. Those estimates are highly dependent on changes in the market, the general economic performance of Brazil, the industry, and international markets and, therefore, are subject to change.

21

Sales Performance

New GPA Brazil and Consolidated GPA

Strong growth in sales, with emphasis on same-store sales of the Pão de Açúcar banner

GROSS REVENUE	1Q23/1Q22
(R$ million)	Total Sales	% Total Stores	Same-Store Sales(2)
Pão de Açúcar	2,206	17.9%	7.5%
Mercado Extra / Compre Bem	1,537	15.0%	2.2%
Proximity	693	22.9%	12.4%
Other businesses(1)	61	8.9%	n.d.
New GPA Brazil, excluding Gas Stations	4,496	17.5%	6.3%
Gas Stations	340	-6.4%	-7.0%
New GPA Brazil	4,836	15.4%	5.2%

(1) Revenues mainly from commercial centers rentals agreements, Stix Fidelidade, Cheftime and James Delivery

(2) To reflect the calendar effect, 30bps were reduced in 1Q23

Total consolidated GPA Brasil sales reached R$ 4.8 billion in 1Q23 and, excluding gas stations, R$4.5 billion, resulting in growth of 15.4%, driven by the expansion of new stores, including the stores converted from hypermarkets, and the consistent resumption of customer flow at the Pão de Açúcar and Proximity stores. At the Pão de Açúcar banner, our same-store sales reached 7.5% (vs. 6.7% in 4Q22), mainly driven by the progress in the strategy to increase penetration of perishables, as well as by the strong growth in basic groceries. In the Proximity format, we continued with double-digit same-store growth of 12.4% (vs. 17.3% in 4Q22), a slowdown compared to the immediately previous period due to the resumption of the vacation period on the coast after two years of restrictive measures due to the pandemic, impacting the format that has greater exposure to metropolitan regions. In the mainstream banners, Mercado Extra and Compre Bem, same-store sales growth was 2.2%, with consistent growth in the Mercado Extra banner, offset by the negative impact of the commercial repositioning of the Compre Bem banner. In Gas Stations we see a recovery in the volume of fuels, with growth of 18% vs. 1Q22, due to the reopening of hypermarket stores closed after the transaction with Assaí. The banner still shows a 7.0% reduction in same-store sales as a result of the 21% fuel price decrease when comparing 1Q23 versus 1Q22.

During the 1Q23, we observe March with a strong growth pace, resuming growth after a weaker Carnival in the retail sector versus 1Q22. The same-store sales reached a solid growth and we observed acceleration of market share gain, especially in premium formats.

Compared to 1Q22, the Pão de Açúcar banner's total sales increased its share by 110 bps (46.0% of total sales), while the proximity format gained 80 bps in its representativeness (14.3% of total sales).

22

In e-commerce, our GMV was R$402 million in 1Q23, growth of 7%, excluding sales from hypermarkets in 1Q22. This growth is explained by a series of improvements, among them, the increase in orders with same-day delivery, expansion of partnerships with external platforms, in addition to initiatives to gain operational efficiency and better customer experience.

The six strategic pillars of the New GPA Brazil

Based on the 6 strategic pillars implemented in 2022, below are the highlights of 1Q23. The Profitability and ESG pillars are described within their respective sections.

Top-line: Strong advances on the perishables and products availability

Increased perishables penetration

In 1Q23 we saw the capture of gains from the Refresh Project started in 2022, which has improved the value proposition of perishables by reinterpreting the flow of goods and display of products in stores, bringing greater quality, variety, freshness, availability of products on display to the customer and improved profitability with reduced breakage. This project also includes: i) assortment review; ii) in-store employee training; and (iii) improvement in the level of customer service.

The highlight is the penetration of perishables in the Proximity format, the focus of GPA's organic expansion, which grew by 2.1p.p in the 1Q23 vs. 1Q22, showing a high potential for incremental sales in these formats. The Pão de Açúcar banner increased perishables penetration by 70 bps in this same period.

Highest historical levels of in-store product availability

Our stores reached the best historical level of product availability, with a reduction of 220 bps in stockouts, while the company's inventory level also improved by 2.7¹ days of turnover. Greater product availability is one of the factors that will continue to support same-store sales growth.

This improvement comes from:

•	Improved demand predictability tools
•	Closer work with suppliers for SLA improvements
•	Improved supply flow to expansion stores
•	Improvement of perishables processes
•	Improved inventory management in-store

(1) Internal calculation excluding hypermarket discontinuation impact

23

Assortment project with accelerated roll-out and expected delivery in 3Q23

In 1Q23, we moved forward with the roll-out of the assortment review project, reaching 60% of categories revised and 25% of stores with new cluster and departmentalization implemented. For the next quarter, 2Q23, we estimate to reach 90% of categories revised and 58% of clustered stores.

.

NPS: remarkable improvement in customer experience

Greater customer experience translates into greater client traffic.

In 1Q23 we saw a considerable growth in customer satisfaction in GPA’s NPS assessment (+19.6 points vs. 1Q22) due to the measures implemented in 2022 such as:

• Improved product availability

• multipurpose training for the cashier operation

• implementation of new self check-outs

The main highlight is the Mercado Extra banner, which grew 23.9 points comparison to the comparable period.

Within the Pão de Açúcar banner, we also saw growth in customer satisfaction in the increase of active customers and the recovery of premium customers, those who spend four times more than other customers and have greater frequency, which had been showing a reduction until 3Q22, when we start the reversal trend. Premium customers under the Pão de Açúcar brand have already grown 10% when compared to 3Q22.

Digital: efforts towards a better customer experience

App evolution and improvements to offer customers the best experience from ordering to delivery.

Since 2Q22, the app has evolved to offer a simplified layout, a new shopping cart experience, including details of discounts, greater emphasis on e-commerce and improvement of the Meu Desconto (discounted program). These developments contributed to an increase of 11 p.p in the share of app sales (1P), which already reached 71% of 1P sales.

Within e-commerce, the focus is on i) increasing the assortment, mainly in perishables; ii) greater availability of delivery times; and iii) on fast delivery. With the availability of new fast delivery methods and the integration of James as a logistical engine, GPA was able to substantially increase the share of deliveries made on the same day in 1P, which went from approximately 45% to 70% in the comparison 1Q22 vs. 1Q23, respectively. Among the delivery methods, Click and Collect maintains a high share, with 36% of orders, contributing to lower logistical costs and increased flow in physical stores.

Continuing to prioritize deliveries made from our own stores, we reached an 89% share of sales being delivered by the store's own operation or by partners. With the incorporation of James Delivery in 4Q22, we increased the fast delivery modalities, allowing for a 14% growth in our deliveries from the store, in addition to a considerable contribution to the decrease in Digital SG&A in 1Q23. Together with the integration of James and other operational optimizations, we saw an improvement in the e-commerce contribution margin of approximately 250 bps when compared to the immediately previous quarters.

Expansion: 78 stores already opened since the beginning of 2022

New stores have already brought billionaire incremental sales.

The focus of our expansion project is the Minuto Pão de Açúcar banner, which already has a mature format and greater capillarity potential, anticipating the densification of the city of São Paulo and the metropolitan region in more vertical regions. They are high quality spots, with rapid maturation and performance, in addition to being focused on the A/B public.

24

For the Pão de Açúcar banner, our expansion strategy captures cities with high unused premium potential, in addition to prioritizing regions with a strong brand presence, focusing on capturing potential in large centers in the interior of the state of São Paulo and in some poles from northeast.

In 1Q23, we opened six new stores, of which 2 Pão de Açúcar banners and 4 proximity formats.

The expansion project has already made an important contribution to the Company, within the 78 stores inaugurated bringing R$ 1.2 billion in incremental sales since the beginning of 2022, of which R$ 455 million in 1Q23.

In 1Q23, we also renovated 13 stores, 12 of which are part of the 15 stores that we consider to be the best Pão de Açúcar banner locations and that stand out as opinion makers for our customers (premium circuit).

Financial Performance

New GPA Brazil

R$ million, except when indicated	New GPA Brazil(1)
	1Q23	1Q22	Δ
Gross Revenue	4,836	4,189	15.4%
Net Revenue	4,496	3,910	15.0%
Gross Profit	1,096	1,052	4.2%
Gross Margin	24.4%	26.9%	-253 bps
Selling, General, and Administrative Expenses	(863)	(784)	10.1%
% of Net Revenue	19.2%	20.0%	-84 bps
Equity Income	8	8	2.6%
Adjusted EBITDA (2)	270	294	-8.3%
Adjusted EBITDA Margin (2)	6.0%	7.5%	-152 bps

(1) Result of the New GPA Brazil does not include impacts from the international perimeter (Cnova)

(2) Operating income before interest, taxes, depreciation and amortization adjusted by Other Operating Income and Expenses and excludes impacts from the international perimeter (Cnova)

The Gross Profit of the New GPA Brazil totaled R$1.1 billion, with a margin of 24.4%, showing an improvement of 180 bps and 70 bps compared to 4Q22 and 3Q22, respectively. This evolution is the result of advances in strategic pillars, with emphasis on the continued improvement in same-store growth in premium formats, improvement in commercial negotiations, increased penetration of perishables and reduction in breakage. Compared to 1Q22, the gross margin decreased by 253 bps, mainly explained by the following effects: (i) high inflation with impact on costs of goods, labor and logistics; and (ii) adjustments arising from the repositioning of banners and formats throughout the second half of 2022 (strategic pillars) and which begin to show effective results from 1Q23 onwards.

25

Selling, General and Administrative Expenses totaled R$849 million in the quarter, with a dilution of 84 bps in relation to net revenue when compared to 1Q22. This dilution is concentrated in the line of general and administrative expenses, which presented a reduction of 10% in the comparison with the previous year, with the restructuring carried out in the headquarters after the transaction of the hypermarkets and in efficiencies captured in operating expenses.

Equity Income totaled R$8 million in 1Q23, an increase of 2.6%, reflecting the growth in revenue from FIC's operations in the period.

As a result of the effects mentioned above, Adjusted EBITDA for New GPA Brazil was R $270 million and adjusted EBITDA margin was 6.0%, slightly increase in comparisson with 4Q22 and 3Q22, and a decrease of 152 bps vs. 1Q22.

As part of the margin recovery process, we achieved important advances over the quarter compared to the previous year, highlighting: (i) continued improvement in the growth pace of the Pão de Açúcar and Proximity banners; (ii) improvement of 40 bps in logistics efficiency; (iii) reduction of 50 bps in breakage; (iv) increased penetration of perishables, which have better margins and more purchases frequency; and (v) SG&A dilution of 84 bps in relation to net revenue.

For the coming quarters, we will continue to make progress: (i) negotiating with our suppliers on commercial and logistical aspects; (ii) projects that will impact the rebalancing of categories in view of GPA's new value proposition, with 90% of categories having been achieved by the end of 2Q23 (vs. 60% in 1Q23); and (iii) with the beginning of expenses reduction through the Zero Base Budget project.

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OTHER CONSOLIDATED OPERATING INCOME AND EXPENSES

In the quarter, Other Income and Expenses reached R$ 51 million, mainly impacted by: (i) R$19 million in contingencies, R$13 million of which related to labor; (ii) R$19 million related to the one-off effect of restructuring and unit closures; and (iii) R$5 million, non-cash, related to impairment.

CONSOLIDATED NET FINANCIAL RESULT

FINANCIAL RESULT	GPA Consolidated
(R$ million)	1Q23	1Q22	Δ
Financial Revenue	90	107	-15.9%
Financial Expenses	(311)	(255)	21.9%
Cost of Debt	(223)	(192)	16.1%
Cost of Receivables Discount	(19)	(12)	55.4%
Other financial expenses	(67)	(48)	38.6%
Net exchange variation	(2)	(3)	-23.7%
Net Financial Revenue (Expenses)	(221)	(148)	49.1%
% of Net Revenue	-4.9%	-3.8%	-110 bps
Interest on lease liabilities	(111)	(89)	24.1%
Net Financial Revenue (Expenses) - Post IFRS 16	(332)	(238)	39.7%
% of Net Revenue - Post IFRS 16	-7.4%	-6.1%	-130 bps

The net financial result totaled an expense of R$ (221) million in the quarter, representing -4.9% of net revenue (vs. 3.8% in 1Q22). Including interest on the lease liability, the amount reached R$ (332) million, equivalent to -7.4% of net revenue, compared to R$ (238) million and -6.1% of net revenue in the year previous. The 1Q22 was positively impacted by financial income from the monetary correction of receivables from the Hipermercado Extra sale in approximately R$71 million.

The main highlights of the financial result for the quarter were:

•	Financial income reached R$ 90 million vs. R$ 107 million in 1Q22, adjusting the financial income of 1Q22 by the R$71 million of monetary correction of receivables related to hypermarket sale, we would present a positive variation of R$48 million between periods. The positive variation is mainly explained by the higher remuneration of cash position related to the increase in interest rates in the period as well as the higher average cash position.

•	Financial expenses, including prepayment of receivables, totaled R$ (311) million vs. R$ (255) million in the previous period, and the increase in expenses is mainly related to the higher cost of debt, which despite the reduction in the average volume, was impacted by the increase in the CDI rate in the period and by the increase in the monetary correction of contingencies.

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NET DEBT

It should be noted that GPA's consolidated net debt considers, in both periods, operations in Brazil, therefore excluding Grupo Éxito's operations, which are considered discontinued operations.

INDEBTEDNESS	Consolidated
(R$ million)	03/31/2023	03/31/2022
Short-Term Debt	(1,124)	(1,284)
Loans and Financing	(1,044)	(199)
Debentures	(80)	(1,085)
Long-Term Debt	(5,436)	(5,627)
Loans and Financing	(2,244)	(3,073)
Debentures	(3,192)	(2,554)
Total Gross Debt	(6,560)	(6,910)
Cash and Financial investments	3,516	2,168
Net Debt	(3,043)	(4,742)
On balance Credit Card Receivables not discounted	30	78
Net Debt incl. Credit Card Receivables not discounted	(3,013)	(4,664)

Net debt, including the total balance of unpaid receivables, reached R$ (3.0) billion, with a reduction of R$ 1.6 billion compared to the previous year, in line with the commitment to reduce financial leverage. The cash position at the end of the quarter was R$ 3.5 billion, equivalent to 3.1x the company's short-term debt.

INVESTMENTS

(R$ million)	GPA Consolidated
	1Q23	1Q22	Δ
New Stores and Land Acquisition	97	16	508.9%
Store Renovations, Conversions and Maintenance	84	118	-29.0%
IT, Digital and Logistics	80	105	-23.6%
Total Investments GPA Consolidated	261	239	9.2%

Capex totaled R$ 261 million in 1Q23 (+9.2%), with a higher concentration of investments in the organic expansion plan, due to the stores opened at the end of 2022 (39 stores in 4Q22 of the 72 stores opened in 2022) and 6 stores were opened in 1Q23. In addition, we continued the reforms to adjust the portfolio of the Pão de Açúcar banner to the G7 concept, a more up-to-date concept that prioritizes the perishables categories and in-store services, as well as investments in IT, digital and logistics with focus on accelerate the growth pace of the e-commerce operation.

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ESG AT GPA

Agenda with and for society and the environment

Based on our sustainability strategy and GPA's pillars of action, the main highlights of 1Q23 are as follows:

GPA BRAZIL

1.	Promotion of diversity and inclusion: For the first time, GPA won the Best Companies to Work For seal in the Women category, from GPTW. The recognition is the result of a series of actions developed by the company with the objective of promoting Gender Equity, such as the disclosure of the Manifesto of the Senior Men's Leadership of GPA in favor of the theme. The document reinforces the search for constant evolution, the zeal for a work environment of equal opportunities and the collaboration for the transformation and reduction of socioeconomic gaps among all. At the end of 1Q23, we reached 39.3% of women in leadership positions (management and above), in line with our commitment to reach 40% by 2025.

2.	Combating climate change: in terms of reducing greenhouse gas emissions, we reduced our scope 1 and 2 atmospheric emissions in this 1Q23 by more than 20%, compared to emissions in the same period of the previous year. This reduction was achieved based on efforts to replace the most polluting gases and maintain equipment in our operations, in line with the efforts and investments that have been made in recent years and which led us to anticipate the reduction target set for 2030 (base year 2015). In this scenario, we announced a new target in 1Q23, expanding the commitment to 50% of emission reductions by 2025 (base year 2015).

3.	Transformation in the value chain: In line with our public commitment to reach 100% of sales of our Exclusive Brand eggs from cage-free chickens by 2025 and from all brands by 2028, we ended 1Q23 with 58,4% of sales of Exclusive Brand eggs come from cage-free hen production, and 42.7% of sales of eggs from all brands with the same production attributes.

4.	Social impact and promotion of opportunities: We closed 1Q23 with more than 380,000 meals supplemented from the donation of fruits and vegetables that are not aesthetically attractive for sale, but in conditions of consumption, to food banks and organizations social partners. In addition, we carried out an emergency action on behalf of people affected by the rains that occurred on the north coast of São Paulo, which collected 26 tons of food, and we committed to doubling the volume collected, totaling 52 tons - and our exclusive brand Qualitá complemented with the donation of more than 4,000 units of 1.5L bottles of water.

5.	Commitment to Ethics and Transparency: We will publish, at the beginning of 2Q23, our Annual Sustainability Report, with the main highlights of our initiatives and evolution of our commitments throughout the year.
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BREAKDOWN OF STORE CHANGES BY BANNERS

In 1Q23, we opened 3 Minuto Pão de Açúcar stores, 2 Pão de Açúcar stores and 1 new Mini Extra store, continuing our expansion plan. Within the mainstream model, 3 Compre Bem stores were converted to Mercado Extra in search of a better positioning in such regions.

	4Q22	1Q23
	No. of Stores	Openings	Openings by conversion	Closing	Closing to conversion	No. of Stores	Sales area ('000 sq. m.)
GPA Brazil	735	6	3	-11	-3	730	639
Pão de Açúcar	194	2	0	-1	0	195	273
Mercado Extra	154	0	3	0	0	157	192
Compre Bem	29	0	0	0	-3	26	34
Mini Extra	146	1	0	-4	0	143	35
Minuto Pão de Açúcar	135	3	0	-3	0	135	34
Gas Stations	74	0	0	-3	0	71	57
Stores under Conversion / Analysis	3	0	0	0	0	3	14

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CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet

BALANCE SHEET
(R$ million)	ASSETS
	Consolidated

	03/31/2023	03/31/2022
Current Assets	27,985	14,035
Cash and Marketable Securities	3,516	3,610
Accounts Receivable	322	756
Credit Card	30	75
Sales Vouchers and Trade Account Receivable	268	666
Allowance for Doubtful Accounts	(3)	(35)
Resulting from Commercial Agreements	26	50
Inventories	2,079	4,882
Recoverable Taxes	1,058	2,084
Noncurrent Assets for Sale	20,531	286
Claims with Related Parties	0	1,794
Prepaid Expenses and Other Accounts Receivables	479	623
Noncurrent Assets	15,469	30,722
Long-Term Assets	5,727	5,559
Accounts Receivable	0	3
Credit Cards	0	3
Recoverable Taxes	2,766	2,039
Deferred Income Tax and Social Contribution	1106	465
Amounts Receivable from Related Parties	295	1631
Judicial Deposits	742	733
Prepaid Expenses and Others	818	688
Investments	835	1233
Investment Properties	0	2,944
Property and Equipment	6,905	15,542
Intangible Assets	2,003	5,444
TOTAL ASSETS	43,454	44,757

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CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet

BALANCE SHEET
(R$ million)	LIABILITIES
	Consolidated

	03/31/2023	03/31/2022
Current Liabilities	16,715	12,670
Suppliers	2,452	6,487
Loans and Financing	1,044	716
Debentures	80	1,085
Lease Liability	497	876
Payroll and Related Charges	287	630
Taxes and Social Contribution Payable	264	815
Financing for Purchase of Fixed Assets	74	128
Debt with Related Parties	315	305
Advertisement	15	22
Provision for Restructuring	6	11
Unearned Revenue	221	249
Liabilities on Noncurrent Assets for Sale	11,112	0
Others	349	1,346
Long-Term Liabilities	13,072	15,287
Loans and Financing	2,244	3,979
Debentures	3,192	2,554
Lease Liability	3,555	5,194
Financing by purchasing assets	0	66
Related Parties	31	90
Deferred Income Tax and Social Contribution	4	862
Tax Installments	104	130
Provision for Contingencies	2,682	1,472
Unearned Revenue	91	62
Provision for loss on investment in Associates	889	642
Others	280	235
Shareholders' Equity	13,667	16,805
Attributed to controlling shareholders	11,442	14,283
Capital	8,466	5,859
Capital Reserves	15	297
Profit Reserves	4,800	8,463
Other Comprehensive Results	(1,839)	-336
Minority Interest	2,225	2,523
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	43,454	44,762

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INCOME STATEMENT – 1ST QUARTER OF 2023

(R$ Million)	Consolidated		
	1Q23	1Q22	Δ
Gross Revenue	**4,836**	**4,189**	**15.4%**
Net Revenue	**4,496**	**3,910**	**15.0%**
Cost of Goods Sold	**(3,371)**	**(2,840)**	**18.7%**
Depreciation (Logistics)	(29)	(18)	60.9%
Gross Profit	**1,096**	**1,052**	**4.2%**
Selling Expenses	(733)	(631)	16.1%
General and Administrative Expenses	(131)	(152)	-14.4%
Selling, General and Adm. Expenses	**(863)**	**(784)**	**10.1%**
Equity Income	(37)	(62)	-39.4%
Other Operating Revenue (Expenses)	(51)	(21)	138.4%
Depreciation and Amortization	(250)	(224)	11.5%
Earnings before interest and Taxes - EBIT	**(105)**	**-39**	**171.6%**
Financial Revenue	92	108	-14.8%
Financial Expenses	(424)	(345)	22.7%
Net Financial Result	**(332)**	**(238)**	**39.7%**
Income (Loss) Before Income Tax	**(437)**	**(276)**	**58.3%**
Income Tax	122	129	-4.8%
Net Income (Loss) Company - continuing operations	(315)	(148)	113.2%
Net Result from discontinued operations	120	1,573	-92.4%
Net Income (Loss) - Consolidated Company	**(195)**	**1,425**	**-113.7%**
Net Income (Loss) - Controlling Shareholders - continuing operations	**(315)**	**(148)**	**112.9%**
Net Income (Loss) - Controlling Shareholders - discontinued operations	67	1,547	-95.7%
Net Income (Loss) - Consolidated Controlling Shareholders	**(248)**	**1,399**	**-117.7%**
Minority Interest - Non-controlling - continuing operations	0	0	-91.6%
Minority Interest - Non-controlling - discontinued operations	53	26	101.6%
Minority Interest - Non-controlling - Consolidated	**53**	**26**	**100.0%**
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	**173**	**203**	**-14.7%**
Adjusted EBITDA[1]	**224**	**225**	**-0.1%**

% of Net Revenue	Consolidated	
	1Q23	1Q22
Gross Profit	**24.4%**	**26.9%**
Selling Expenses	-16.3%	-16.1%
General and Administrative Expenses	-2.9%	-3.9%
Selling, General and Adm. Expenses	**-19.2%**	**-20.0%**
Equity Income	-0.8%	-1.6%
Other Operating Revenue (Expenses)	-1.1%	-0.5%
Depreciation and Amortization	-5.6%	-5.7%
Earnings before interest and Taxes - EBIT	**-2.3%**	**-1.0%**
Net Financial Result	**-7.4%**	**-6.1%**
Income (Loss) Before Income Tax	**-9.7%**	**-7.1%**
Income Tax	2.7%	3.3%
Net Income (Loss) Company - continuing operations	-7.0%	-3.8%
Net Income (Loss) - Consolidated Company	**-4.3%**	**36.5%**
Net Income (Loss) - Controlling Shareholders - continuing operations	-7.0%	-3.8%
Net Income (Loss) - Consolidated Controlling Shareholders	**-5.5%**	**35.8%**
Minority Interest - Non-controlling - continuing operations	0.0%	0.0%
Minority Interest - Non-controlling - Consolidated	**1.2%**	**0.7%**
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	**3.9%**	**5.2%**
Adjusted EBITDA[1]	**5.0%**	**5.7%**

(1) Adjusted EBITDA excludes Other Operating Income and Expenses

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CASH FLOW – CONSOLIDATED

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BREAKDOWN OF SALES BY BUSINESS – BRAZIL

(R$ million)	Breakdown of Net Sales by Banner and Format
	1Q23	1Q22	Δ
Pão de Açúcar	2,012	1,710	17.7%
Mercado Extra / Compre Bem	1,429	1,251	14.2%
Proximity(1)	657	537	22.3%
Gas Stations	339	362	-6.4%
Other Businesses(2)	59	50	18.0%
New GPA Brazil	4,496	3,910	15.0%

(1) Includes sales of Mini Extra, Minuto Pão de Açúcar, and Aliados

(2) Revenue mainly from the lease of commercial centers, Stix Fidelidade, Cheftime and James Delivery

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Companhia Brasileira de Distribuição

Notes to the interim financial statements

March 31, 2023

(In millions of Brazilian reais, unless otherwise stated)

1.	Corporate information

Companhia Brasileira de Distribuição ("Company" or “CBD”), directly or through its subsidiaries (“Group” or “GPA”) is engaged in the retail of food and other products through its chain of supermarkets and specialized stores, especially under the trade names "Pão de Açúcar, “Minuto Pão de Açúcar”, “Mercado Extra", “Minimercado Extra”, and ‘’Compre Bem”. Regarding the operations of the Extra Hiper brand, see note 1.1. The Group’s headquarters are located in the city of São Paulo, State of São Paulo, Brazil.

The Company also operates in other Latin American countries through the subsidiary Almacenes Éxito SA (“Éxito”), a Colombian company operating in this country under the supermarket and hypermarket flags Éxito, Carulla, Super Inter, Surtimax and Surtimayorista, in Argentina under the Libertad brand and in Uruguay under the brands Disco and Devoto. Additionally, Éxito operates shopping centers in Colombia under the Viva brand. The process of segregating the activities of Éxito and GPA is underway, see note 1.2

The Company's shares are traded at the Corporate Governance level of the São Paulo Stock Exchange (B3 S.A. – Brazil, Bolsa, Balcão (‘’B3’’)) called Novo Mercado, under the ticker “PCAR3”, and on the New York Stock Exchange (ADR level III), under the code “CBD”.

The Company is directly controlled by Ségisor, and its ultimate parent company is Casino Guichard Perrachon (“Casino”), French company listed on Paris Stock Exchange.

1.1	Discontinuation of the business of Extra Hiper stores and sale of assets with Sendas

Detailed information on the discontinuity of the Extra Hiper business was presented in the annual financial statements for 2022, in explanatory note n1.1

As part of the reportable Retail segment, the Company operated different store formats, as highlighted in Note 1, including 103 Extra Hiper stores, which operate under the hypermarket model. In line with the strategy of optimizing its store platform and allocating relevant resources to accelerate the growth of the most profitable banners, Management decided to discontinue the operation of stores under the Extra Hiper banner.

Management assessed the transaction in light of IFRS5/CPC31 – “Non-Current Assets Held for Sale and Discontinued Operation” and concluded that the discontinuation of the 103 Extra Hiper stores (complete transaction) results in the abandonment of an important line of business in the Retail segment , with subsequent sale of non-operating assets (fixed assets, right of use and corresponding and intangible liabilities) to Assaí. Expenses related to store closures, employee termination and labor indemnities are recorded in income from discontinued operations.

1.2	Segregation and discontinuation of subsidiary Éxito's operations in the Company

On September 5, 2022, the Company's Board of Directors became aware of the results of preliminary studies for the eventual segregation of GPA and Éxito and, based on the results of these preliminary studies, authorized Management to finish the studies about this transaction, as well evaluate the necessary measures for its respective formalization, including all the measures for the creation of Éxito's BDRs (Brazilian Depositary Receipts) and ADRs (American Depositary Receipts) programs in Brazil and the United States, respectively.

36

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)

According to the plan prepared by management, the transaction is expected to occur through a share capital reduction of GPA with the objective of distributing approximately 83% of the shares of Éxito currently held by GPA to its shareholders. Thus, after the distribution of shares, GPA would maintain a minority interest of approximately 13% in Éxito.

On December 30, 2022 Éxito filed an application for registration as a publicly-held company in the category "A", the application for registration of the Level I Brazilian Depository Receipts ("BDR") program with the CVM, and the application for listing of the BDRs with B3 S.A. - Brasil, Bolsa e Balção.

The Company has also completed the necessary pre-clearances from major financial creditors during the year ending 2022.

Management has fulfilled the main requirements of the segregation process of its subsidiary Éxito in 2022, and the transaction is considered highly probable to be completed in the second quarter of 2023. In accordance with CPC 31/IFRS 5, subsidiary Éxito and its subsidiaries were presented at December, 31, 2022 in the financial statemens, and at March, 31, 2023 in these interim financial information as assets held for distribution in the balance sheet and discontinued operations in the result for the year.

At the extraordinary general meeting held on February 14, 2023, a capital reduction of GPA in the amount of R$ 7,133 was approved, through the delivery to GPA's shareholders of 1,080,556,276 common shares issued by Éxito owned by GPA, being 4 shares issued by Éxito for each GPA share.

On April 3rd and 4th, 2023, the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários – “CVM”) and B3 S.A. – Brasil, Bolsa Balcão (“B3”), respectively, approved Éxito’s register as a publicly traded company category “A” and the request for registration and negotiation of Éxito’s Brazilian Depositary Receipts Level II (“BDRs”) in B3.

 The effective formalization of the Transaction is still subject to the approval of Éxito’s American Depositary Receipts (“ADRs”) Level II before the Securities and Exchange Commission (“SEC”) and the authorizations of the Colombian regulatory entities for transferring Éxito’s ADRs and BDRs to GPA’s shareholders.

1.3	Continuity of operations

Management has assessed the Company's ability to continue as a going concern for the foreseeable future and has concluded that it has the ability to maintain its operations and systems in normal operation. Therefore management is not aware of any material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern and the financial statements have been prepared on a going concern basis

2.	Basis of preparation

The interim financial information, individual and consolidated, were prepared in accordance with com o IAS 34 - “Interim Financial Reporting, issued by the International Accounting Standards Board - IASB and technical pronouncements CPC 21 (R1) "financial statements" and ratified by the Brazilian Securities and Exchange Commission – CVM, applied in this quarterly financial statements.

37

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)

The interim financial informationwere prepared based on historical cost, except for certain financial instruments measured at fair value. All relevant information specific to the financial statements, and only these, are being evidenced and correspond to those used by Management in its management of the Company's activities.

The interim financial informationare being presented in millions of reais – R$. The Company's functional currency is the Brazilian real – R$. The functional currency of subsidiaries and associates located abroad is the local currency of each jurisdiction where these subsidiaries operate.

The individual and consolidated interim financial information for the year ended March 31, 2023 were approved by the Board of Directors on May 3, 2023.

The statement of income for the year and the statement of added value and the explanatory notes related to the result for the quarter ended March 31, 2022 are being restated due to the process of segregation and discontinuation of its subsidiary Éxito (Note 1.2), considering the effects of such transactions in compliance with technical pronouncement CPC 31 / IFRS 5 – Non-current assets held for sale and Discontinued Operation.

The statements of cash flows include continuing and discontinued operations in line with technical pronouncement CPC31/ IFRS 5.

The interim financial information include the accounting information of all subsidiaries over which the Company has direct or indirect control. The determination of which subsidiaries are controlled by the Company and the procedures for full consolidation follow the concepts and principles established by CPC 36 (R3)/ IFRS 10.

The interim financial informationof the subsidiaries are prepared on the same date as the closing of the Company's fiscal years, adopting consistent accounting policies. All balances between Group companies, including income and expenses, unrealized gains and losses and dividends resulting from transactions between Group companies are fully eliminated.

Gains or losses arising from changes in ownership interest in subsidiaries, which do not result in loss of control, are accounted for directly in shareholders' equity.

In the individual interim financial information, interests are calculated considering the percentage held by the Company in its subsidiaries. In the consolidated financial statements, the Company fully consolidates all its subsidiaries, keeping the non-controlling interest highlighted in a specific line in shareholders' equity and income statement.

3.	Significant accounting policies

The main accounting policies and practices have been consistently applied to the years presented and to the Company's individual and consolidated financial statements, are described and presented in note 3º and in each corresponding explanatory note according to the financial statements on December, 31, 2022, and approved on February, 27, 2023, therefore, must be read together.

38

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)
4.	Adoption of new procedures, amendments to and interpretations of existing standards issued by the IASB and CPC

Amendments and new interpretations of mandatory application from the current year.

In 2023, the Company evaluated the amendments and new interpretations to the CPCs and IFRSs issued by the CPC and IASB, respectively, which are mandatorily effective for accounting periods beginning on or after January 1, 2023. The main changes are:

Pronouncement	Description	Applicable to annual periods starting in or after
Changes in CPC 26 /IAS 1	Classification of liabilities as current or non-current and concept of materiality	01/01/2023
Changes in CPC 23 / IAS 8	Definition of accounting estimates	01/01/2023
Changes in CPC 32 / IAS 12	Taxes on Income - CPC 32. Deferred tax related to Assets and Liabilities resulting from a single transaction	01/01/2023

The adoption of these standards did not result in material impacts on the Company's individual and consolidated financial information.

4.1.	New and revised standards and interpretations already issued and not yet effective

The Company did not early adopt the new CPCs and IFRSs. Below is the main revision already issued and not yet effective:

Pronouncement	Description	Applicable to annual periods starting in or after
Changes in CPC 36 (R3) - Consolidated Financial Statements and IAS 28 (CPC 18 (R2))	Sale or contribution of assets between an investor and your affiliate or Joint Venture	The effective date has not yet been set. by the IASB

Significant impacts on the Company's individual and consolidated financial statements are not expected as a result of this change.

5.	Significant accounting judgments, estimates and assumptions

The preparation of the individual and consolidated interim financial information of the Company requires Management to make judgments, estimates and assumptions that impact the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year; however, uncertainty about these assumptions and estimates could result in outcomes that require material adjustments to the carrying amount of the asset or liability impacted in future periods.

The significant assumptions and estimates used in the preparation of the individual and consolidated interim financial information for the period ended March 31, 2023 were the same adopted in the annual financial statements for 2022, according to the note No. 5.

39

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)
6.	Cash and cash equivalents

The information bellow of cash and cash equivalents was presented in the year financial statements for 2022, in note No. 6.

		Parent Company		Consolidated
	Rate	03.31.2023	12.31.2022	03.31.2023	12.31.2022

Cash and banks – Brazil		53	98	59	99
Cash and banks – Abroad	(*)	297	79	309	79
Short-term investments – Brazil	(**)	3,008	3,455	3,148	3,573
Short-term investments – Abroad
		3,358	3,632	3,516	3,751

(*) As of March 31, 2023, refers to the Company's funds invested in the United States, in US dollars, converted as of March 31, 2023 in the amount of R$78 (R$ 79 on December 31, 2022) and R$231 in Colombian pesos.

(**) Financial investments, on March 31, 2023, substantially comprise repurchase operations and CDB, remunerated by the weighted average of 103.15% (101.38% on December 31, 2022) of the CDI (Interbank Deposit Certificate).

7.	Trade receivables

Detailed information on accounts receivable was presented in the year financial statements for 2022, in note No. 7.

	Parent Company		Consolidated
	03.31.2023	12.31.2022	03.31.2023	12.31.2022

Credit card companies	28	79	28	79
Credit card companies - related parties (note 11.2)	3	4	3	4
Sales vouchers and trade receivables	190	182	233	255
Private label credit card	30	34	30	34
Receivables from related parties (note 11.2)	5	5	5	5
Receivables from suppliers	26	42	26	42
Allowance for doubtful accounts (note 7.1)	(2)	(2)	(3)	(2)
	280	344	322	417

Current	280	344	322	417
Noncurrent	-	-	-	-

40

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)
7.1.	Allowance for doubtful accounts on trade receivables
	Parent Company		Consolidated
	03.31.2023	03.31.2022	03.31.2023	03.31.2022

At the beginning of the period	(2)	-	(2)	(35)
Allowance booked for the period	(1)	(1)	(6)	(12)
Write-offs of receivables	1	-	8	9
Discontinued operations	-	-	(4)	-
Foreign currency translation adjustment	-	-	1	3
At the end of the period	(2)	(1)	(3)	(35)

Below is the aging list of consolidated gross receivables, by maturity period:

	Total	Not yet due	<30 days	30-60 days	61-90 days	>90 days

03.31.2023	325	309	9	2	1	4
12.31.2022	419	404	10	1	1	3

8.	Other receivables

Detailed information on other accounts receivable was presented in the 2022 annual financial statements, in Note 8.

	Parent Company		Consolidated
	03.31.2023	12.31.2022	03.31.2023	12.31.2022
Accounts receivable - Via	603	603	603	603
Receivable from sale of subsidiaries	70	72	70	72
Lease receivables	17	21	17	21
Sale of real estate properties	54	61	54	61
Other	219	230	246	256
Allowance for doubtful accounts on other receivables (note 8.1)	(5)	(7)	(5)	(7)
	958	980	985	1.006

Current	239	254	266	279
Noncurrent	719	726	719	727

8.1 Allowance for doubtful accounts on other receivables

	Parent Company		Consolidated
	03.31.2023	03.31.2022	03.31.2023	03.31.2022

At the beginning of the Period	(7)	(15)	(7)	(15)
Losses recorded in the period	-	(2)	-	(2)
Write-offs recorded in the period	2	-	2	-
At the end of the Period	(5)	(17)	(5)	(17)

41

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)
9.	Inventories

Detailed information on inventories was presented in the year financial statements for 2022, in note No. 9.

	Parent Company		Consolidated
	03.31.2023	12.31.2022	03.31.2023	12.31.2022

Stores	1,291	1,286	1,293	1,286
Distribution centers	824	809	824	809
Allowance for losses on inventory obsolescence and damages (note 9.1)	(38)	(49)	(38)	(49)
	2,077	2,046	2,079	2,046
9.1.	Allowance for losses on inventory obsolescence and damages
	Parent Company		Consolidated
	03.31.2023	03.31.2022	03.31.2023	03.31.2022

At the beginning of the Period	(49)	(77)	(49)	(96)
Additions	(61)	(34)	(61)	(34)
Write-offs / reversal	72	66	71	66
Foreign currency translation adjustment	-	-	-	1
Discontinued operation	-	-	1	-
At the end of the Period	(38)	(45)	(38)	(63)

42

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)

10.	Recoverable taxes

Detailed information on recoverable taxes was presented in the year financial statements for 2022, in note No. 10.

	Parent Company		Consolidated
	03.31.2023	12.31.2022	03.31.2023	12.31.2022

State VAT tax credits - ICMS (note 10.1)	758	856	758	856
Social Integration Program/ Contribution for Social Security Financing - PIS/COFINS (note 10.2)	2,272	2,218	2,307	2,253
Social Security Contribution – INSS (Note 10.3)	260	247	263	250
Income tax and social contribution prepayments	436	509	440	521
Other	54	40	56	42
Total	3,780	3,870	3,824	3,922

Current	1,044	1,074	1,058	1,114
Noncurrent	2,736	2,796	2,766	2,808

10.1.	Schedule of expected realization of ICMS

With regard to credits that cannot yet be offset immediately, the Company's Management, based on a technical recovery study, which was prepared considering the future growth expectation and consequent compensation with debts arising from its operations, understands that its future compensation. The aforementioned studies are prepared and reviewed annually based on information extracted from the strategic planning previously approved by the Company's Board of Directors. For the interim accounting information, the Company's Management has monitoring controls on adherence to the annually established plan, reassessing and including new elements that contribute to the realization of the recoverable ICMS balance, as shown in the table below. As of March 31, 2023, no modifications to previously prepared plans have been required.

In	Parent Company	Consolidated

Up to one year	447	447
From 1 to 2 years	176	176
From 2 to 3 years	34	34
From 3 to 4 years	37	37
From 4 to 5 years	14	14
More than 5 years	50	50
	758	758

43

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)

10.2 Schedule of expected realization of PIS and COFINS

The realization of the PIS and COFINS balance is shown below:

In	Parent Company	Consolidated

Up to one year	485	492
From 1 to 2 years	484	511
From 2 to 3 years	437	438
From 3 to 4 years	328	328
From 4 to 5 years	324	324
After 5 years	214	214
	2,272	2,307

10.3 INSS

On August 28, 2020, the Federal Supreme Court (STF), in general repercussion, recognized that the incidence of social security contributions (INSS) on the constitutional third of vacations was constitutional. The Company has been following the development of these issues, and together with its legal advisors, concluded that the elements so far do not impact the expectation of realization. The amount involved in the parent company and consolidated is equivalent to R$154, on March 31, 2023 (R$151, on December 31, 2022).

11.	Related parties
11.1.	Management compensation

The expenses related to management compensation (officers appointed pursuant to the Bylaws including members of the Board of Directors and the related support committees), were as follows:

(In thousands of Brazilian reais)

	Base salary		Variable compensation		Stock option plan – Note 22		Total
	03.31.2023	03.31.2022	03.31.2023	03.31.2022	03.31.2023	03.31.2022	03.31.2023	03.31.2022
Board of directors (*)	2,279	3,577	-	-	361	1,673	2,640	5,250
Executive officers	1,928	2,210	-	-	485	745	2,413	2,955
Fiscal Council	108	108	-	-	-	-	108	108
	4,315	5,895	-	-	846	2,418	5,161	8,313

(*) The compensation of the Board of Directors’ advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance) is included in this line.

44

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)
11.2.	Balances and transactions with related parties

Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties.

	Parent company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	03.31.2023	12.31.2022	03.31.2023	12.31.2022	03.31.2023	12.31.2022	03.31.2023	12.31.2022	03.31.2023	03.31.2022

Controlling shareholders:
Casino	-	-	-	-	-	-	-	10	(5)	(7)
Euris	-	-	-	-	-	-	1	1	(1)	(1)
Subsidiaries:
Éxito	-	-	-	-	-	-	-	-	-	4
Novasoc Comercial	-	-	41	47	-	-	1	1	1	1
SCB Distribuição e Comércio (*)	-	-	-	-	-	-	-	-	-	18
Stix Fidelidade	-	-	16	18	11	11	5	5	(11)	(40)
Cheftime	-	-	-	5	-	-	-	1	-	1
James Intermediação (*)	-	-	-	-	-	-	-	-	-	(3)
GPA M&P	-	-	-	-	-	-	8	8	-	-
GPA Logistica	-	-	128	126	-	-	95	96	2	2
Others	-	-	-	-	-	-	-	-	-	-
Associates
FIC	3	4	39	35	2	4	-	-	4	9
Other related parties
Greenyellow do Brazil Energia e Serviços Ltda (“Greenyellow”)	-	-	-	-	-	-	72	86	(22)	(23)
Sendas Distribuidora	-	-	254	264	14	18	271	259	1	3,777
Casino Group	5	5	1	-	-	-	-	-	1	-
Wilkes	-	-	1	1	-	-	2	2	(2)	(2)
Others	-	-	1	1	-	-	-	-	-	-
Total	8	9	481	497	27	33	455	469	(32)	3,736

(*) Incorporated in 2022

45

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	03.31.2023	12.31.2022	03.31.2023	12.31.2022	03.31.2023	12.31.2022	03.31.2023	12.31.2022	03.31.2023	03.31.2022
										Reintroduced
Controlling shareholders
Casino	-	-	-	-	-	-	-	10	(5)	(7)
Euris	-	-	-	-	-	-	1	1	(1)	(1)
Associates
FIC	3	4	39	35	2	4	-	-	4	9
Puntos Colombia	-	-	-	-	-	-	-	-		-
Tuya	-	-	-	-	-	-	-	-	-	-
Other related parties									-
Greenyellow	-	-	-	-	-	-	72	86	(22)	(23)
Sendas Distribuidora	-	-	254	264	14	18	271	259	1	3,777
Casino Group	5	5	1	-	-	-	-	-	1	-
Wilkes	-	-	1	1	-	-	2	2	(2)	(2)
Others	-	-	1	1	-	-	-	-	-	-
Total	8	9	296	301	16	22	346	358	(24)	3,753

46

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)
12.	Investments

12.1 Composition of investments

	Parent company		Consolidated
	03.31.2023	12.31.2022	03.31.2023	12.31.2022

Investments	963	932	835	833
Provision for investment losses	(889)	(863)	(889)	(863)

Investment	74	69	(54)	(30)

The provision for investment losses comprises R$889 related to Cnova N.V on March 31, 2023 (R$863 on December 31, 2022).

12.2 Investment movement

	Parent company
	03.31.2023			03.31.2022
	Éxito	Others	Total	Éxito	Others	Total

At the beginning of the Period		69	69	9,427	929	10,356
Equity	141	(17)	124	53	(75)	(22)
Dividends and interest on equity	(220)	(7)	(227)	(276)	-	(276)
Capital increase	-	5	5	-	22	22
Investment write-off	-	-	-	-	(1)	(1)
Equivalence over other comprehensive income	113	26	139	(827)	71	(756)
Assets held for distribution	(34)	(2)	(36)	-	-	-
In the end of the period	-	74	74	8,377	946	9,323

	Parent Company
	03.31.2023	03.31.2022

At the beginning of the Period	(29)	565
Equity - continued	(37)	(62)
Equity - discontinued	(29)	(24)
Equivalence over other comprehensive income	26	80
Capital Increase	10	32
Dividends and Interest on equity - continued	(7)	-
Assets held for sale and discontinued operations	12	-
In the end of the period	(54)	591

47

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)
13.	Property and equipment

Detailed information on property, plant and equipment was presented in the year financial statements for 2022, in note No. 14.

Parent Company
	Balance at 12.31.2022	Additi-ons	Remeasu-rement	Depre-ciation	Write-offs	Transfers (*)	Balance at 03.31.2023

Land	417	-	-	-	-	-	417
Buildings	444	5	-	(5)	-	5	449
Leasehold improvements	1,446	17	-	(35)	(37)	56	1,447
Machinery and equipment	905	30	-	(39)	22	32	950
Facilities	117	-	-	(5)	(1)	6	117
Furniture and fixtures	337	15	-	(13)	(9)	3	333
Construction in progress	118	126	-	-	-	(157)	87
Others	32	1	-	(2)	2	3	36
Total	3,816	194	-	(99)	(23)	(52)	3,836

Lease – right of use:
Buildings	3,010	171	(12)	(106)	(12)	-	3,051
	3,010	171	(12)	(106)	(12)	-	3,051
Total	6,826	365	(12)	(205)	(35)	(52)	6,887

(*) R$61 were transferred to intangibles and (R$9) to Assets Held for sale.

48

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)

Parent Company
	Balance at 12.31.2021	Additions	Remeasu-rement	Depre-ciation	Write-offs	Transfer(*)	Balance at 03.31.2022

Land	398	-	-	-	(3)	-	395
Buildings	430	4	-	(4)	(9)	-	421
Leasehold improvements	1,230	14	-	(38)	-	11	1,217
Machinery and equipment	732	20	-	(35)	-	52	769
Facilities	116	3	-	(5)	(2)	-	112
Furniture and fixtures	300	7	-	(12)	(27)	(5)	263
Construction in progress	101	85	-	-	-	(111)	75
Others	24	2	-	(2)	(3)	-	21
Total	3,331	135	-	(96)	(44)	(53)	3,273

Lease – right of use:
Buildings	2,736	55	143	(104)	(22)	-	2,808
	2,736	55	143	(104)	(22)	-	2,808
Total	6,067	190	143	(200)	(66)	(53)	6,081

(*) R$53 are transfers to intangibles

	Parent Company
	Balance at 03.31.2023			Balance at 12.31.2022
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	417	-	417	417	-	417
Buildings	821	(372)	449	811	(367)	444
Leasehold improvements	3,050	(1,603)	1,447	3,017	(1,571)	1,446
Machinery and equipment	2,441	(1,491)	950	2,398	(1,493)	905
Facilities	386	(269)	117	381	(264)	117
Furniture and fixtures	911	(578)	333	915	(578)	337
Construction in progress	87	-	87	118	-	118
Others	129	(93)	36	124	(92)	32
Total	8,242	(4,406)	3,836	8,181	(4,365)	3,816

Lease – right of use:
Buildings	5,929	(2,878)	3,051	5,795	(2,785)	3,010
Equipment	37	(37)	-	37	(37)	-
	5,966	(2,915)	3,051	5,832	(2,822)	3,010
Total	14,208	(7,321)	6,887	14,013	(7,187)	6,826

49

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)

Consolidated

	Balance at 12.31.2022	Additions	Remeasure-ment	Depreciation	Write-offs	Transfers (*)	Conversion adjustment for presentation currency	Assets held for sale(**)	Balance at 03.31.2023

Land	422	-	-	-	-	-	37	(37)	422
Buildings	445	13	-	(5)	-	20	21	(44)	450
Leasehold improvements	1,454	27	-	(35)	(37)	75	4	(34)	1,454
Machinery and equipment	905	60	-	(39)	20	30	11	(36)	951
Facilities	117	2	-	(5)	(2)	8	-	(3)	117
Furniture and fixtures	338	28	-	(13)	(10)	(16)	7	-	334
Construction in progress	116	145	-	-	-	(165)	1	(11)	86
Other	32	4	-	(3)	1	5	-	(4)	35
Total	3,829	279	-	(100)	(28)	(43)	81	(169)	3,849

Lease – right of use:
Buildings	3,015	179	70	(106)	(14)	-	26	(114)	3,056
Equipment	-	5	-	-	(1)	-	(1)	(3)	-
	3,015	184	70	(106)	(15)	-	25	(117)	3,056
Total	6,844	463	70	(206)	(43)	(43)	106	(286)	6,905

(*) Of this amount, the main effects are R$61 transferred to intangibles and R$9 for real estate inventory

(**) See Note nº 1.2

50

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 12.31.2021	Additions	Remeasure-ment	Depreciation	Write-offs	Transfers (*)	Foreign Currency translation adjustment	Balance at 03.31.2022

Land	3,125	3	-	-	(3)	2	(208)	2,919
Buildings	4,008	8	-	(32)	(9)	(1)	(320)	3,654
Leasehold improvements	1,809	21	-	(52)	(1)	12	(30)	1,759
Machinery and equipment	1,616	37	-	(77)	(3)	51	(64)	1,560
Facilities	197	4	-	(8)	(2)	1	(4)	188
Furniture and fixtures	614	16	-	(32)	(28)	(6)	(22)	542
Construction in progress	171	98	-	-	-	(130)	(4)	135
Other	33	2	-	(3)	(3)	-	(1)	28
Total	11,573	189	-	(204)	(49)	(71)	(653)	10,785

Lease – right of use:
Buildings	4,728	97	275	(190)	(31)	-	(157)	4,722
Equipment	38	-	-	(4)	-	-	(3)	31
Land	5	-	-	-	-	-	-	5
	4,771	97	275	(194)	(31)	-	(160)	4,758
Total	16,344	286	275	(398)	(80)	(71)	(813)	15,543

.

(*) R$54 are transfers to intangibles and R$16 to investment properties

51

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 03.31.2023			Balance at 12.31.2022
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	422	-	422	422	-	422
Buildings	821	(371)	450	812	(367)	445
Leasehold improvements	3,060	(1,606)	1,454	3,032	(1,578)	1,454
Machinery and equipment	2,446	(1,495)	951	2,403	(1,498)	905
Facilities	387	(270)	117	382	(265)	117
Furniture and fixtures	912	(578)	334	915	(577)	338
Construction in progress	86	-	86	116	-	116
Other	129	(94)	35	125	(93)	32
	8,263	(4,414)	3,849	8,207	(4,378)	3,829

Lease – right of use:
Buildings	5,940	(2,884)	3,056	5,805	(2,790)	3,015
Equipment	37	(37)	-	37	(37)	-
	5,977	(2,921)	3,056	5,842	(2,827)	3,015
Total	14,240	(7,335)	6,905	14,049	(7,205)	6,844

13.1 Additions to property and equipment for cash flow presentation purposes:

	Parent Company		Consolidated
	03.31.2023	03.31.2022	03.31.2023	03.31.2022

Additions	365	190	463	286
Lease	(171)	(55)	(184)	(97)
Capitalized borrowing costs	(5)	(5)	(5)	(4)
Property and equipment financing - Additions	(154)	(119)	(236)	(208)
Property and equipment financing – Payments	194	187	364	304
Total	229	198	402	281

13.2 Other information

At March 31, 2023, the Company and its subsidiaries recorded in the cost of sales the amount of R$29 in the parent company (R$18 at March 31, 2022) and R$29 in consolidated (R$18 at March 31, 2022) related to the depreciation of trucks, machinery, buildings and facilities related to the distribution centers.

52

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)

14.	Intangible assets
	Parent Company
	Balance at 12.31.2022	Additions	Amortization	Write-off	Transfers	Balance at 03.31.2023

Goodwill	519	-	-	-	-	519
Tradename	3	-	-	-	-	3
Commercial rights(note 15.2)	47	-	-	-	-	47
Software and implementation	1.033	30	(62)	(3)	61	1,059
	1,602	30	(62)	(3)	61	1,628
Lease-right of use:
Right of use Paes Mendonça	305	-	(8)	-	-	297
Software	14	-	(1)	-	-	13
	319	-	(9)	-	-	310
Total	1,921	30	(71)	(3)	61	1,938

	Parent Company
	Balance at 12.31.2021	Additions	Amortization	Write-off	Transfers (*)	Balance at 03.31.2022

Goodwill	502	-	-	-	-	502
Commercial rights (note 15.2)	47	-	(3)	-	2	46
Software and implementation	945	36	(49)	(22)	55	965
	1,494	36	(52)	(22)	57	1,513
Lease-right of use:
Right of use Paes Mendonça	414	-	(10)	-	(4)	400
Software	27	-	(1)	-	-	26
	441	-	(11)	-	(4)	426
Total	1,935	36	(63)	(22)	53	1,939

	Parent Company
	Balance at 03.31.2023			Balance at 12.31.2022
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill	519	-	519	519	-	519
Tradename	3	-	3	3	-	3
Commercial rights	47	-	47	47	-	47
Software and implementation	2,141	(1,082)	1,059	2,058	(1,025)	1,033
	2,710	(1,082)	1,628	2,627	(1,025)	1,602
Lease-right of use:
Right of use Paes Mendonça (*)	478	(181)	297	478	(173)	305
Software	120	(107)	13	120	(106)	14
	598	(288)	310	598	(279)	319
Total	3,308	(1,370)	1,938	3,225	(1,304)	1,921

(*) Related to leases and operations agreements of some stores. The Company has the contractual right to operate these stores until 2048.

53

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 12.31.2022	Additions	Amortization	Write-off	Conversion adjustment for presentation currency	Transfers	Asset held for sale(*)	Balance at 03.31.2023

Goodwill	541	-	-	-	3	-	(3)	541
Tradename	5	6	-	-	49	-	(55)	5
Comercial rights	47	-	-	-	-	-	-	47
Contractual rights	1	-	-	-	-	-	-	1
Software	1,073	37	(65)	(3)	2	60	(5)	1,099
	1,667	43	(65)	(3)	54	60	(63)	1,693
Lease-right of use:
Right of use Paes Mendonça	305	-	(8)	-	-	-	-	297
Software	14	-	(1)	-	-	-	-	13
	319	-	(9)	-	-	-	-	310
Total	1,986	43	(74)	(3)	54	60	(63)	2,003

(*) See Note 1.2

	Consolidated
	Balance at 12.31.2021	Additions	Amortization	Write-off	Foreign currency translation adjustment	Transfers	Balance at 03.31.2022

Goodwill	729	-	-	-	(15)	-	714
Tradename	3,385	-	-	-	(283)	-	3,102
Comercial rights	51	-	(3)	-	-	3	51
Contractual rights	3	-	-	-	-	-	3
Software	1,144	45	(63)	(22)	(10)	54	1,148
	5,312	45	(66)	(22)	(308)	57	5,018
Lease-right of use:
Right of use Paes Mendonça	413	-	(10)	-	-	(3)	400
Software	28	-	(1)	-	-	-	27
	441	-	(11)	-	-	(3)	427
Total	5,753	45	(77)	(22)	(308)	54	5,445

54

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 03.31.2023			Balance at 12.31.2022
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill	541	-	541	541	-	541
Tradename	5	-	5	5	-	5
Commercial rights (note 15.2)	47	-	47	47	-	47
Contractual rights	2	(1)	1	2	(1)	1
Software	2,202	(1,103)	1,099	2,116	(1,043)	1,073
	2,797	(1,104)	1,693	2,711	(1,044)	1,667
Lease-right of use:
Right of use Paes Mendonça (*)	478	(181)	297	478	(173)	305
Software	120	(107)	13	120	(106)	14
	598	(288)	310	598	(279)	319
Total intangibles	3,395	(1,392)	2,003	3,309	(1,323)	1,986

(*) Linked to lease and operating contracts for certain stores. The Company has the contractual right to operate these stores until 2048.

14.1	Impairment test of intangibles of indefinite useful life, including goodwill

Goodwill and intangible assets were submitted to impairment tests on December 31, 2022, according to the method described in explanatory note No. 14 Property, plant and equipment to the financial statements of December 31, 2022.

The Company monitored the plan used to assess impairment on December 31, 2022 and there were no significant deviations that could indicate loss or the need for a new assessment on March 31, 2023.

14.2	Additions to intangible assets for cash flow presentation purposes:

	Parent Company		Consolidated
	03.31.2023	03.31.2022	03.31.2023	03.31.2022
Additions	30	36	43	45
Total	30	36	43	45

55

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)

15.	Borrowings and financing

15.1	Debt breakdown
		Parent Company		Consolidated
	Weighted average rate	03.31.2023	12.31.2022	03.31.2023	12.31.2022

Debentures and promissory note
Debentures Certificate of agribusiness receivables and promissory notes (note 15.4)	CDI + 1.61% per year	3,272	2,679	3,272	2,679
		3,272	2,679	3,272	2,679

Borrowings and financing
Local currency
Working capital	CDI+1.87% per year	2,807	2,721	2,807	2,721
Working capital	TR + 9,80%	9	9	9	9
Swap contracts (note 15.7)			-		-
Unamortized borrowing costs		(5)	(7)	(5)	(7)
		2,811	2,723	2,811	2,723
Foreign currency (note 15.5)
Working capital	USD + 2.12% per year	394	403	394	403
Swap contracts (note 15.7)	CDI + 1.70% per year	83	58	83	58
		477	461	477	461
Total		6,560	5,863	6,560	5,863

Current liabilities		1,124	1,001	1,124	1,001
Noncurrent liabilities		5,436	4,862	5,436	4,862

56

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)

15.2	Changes in borrowings
	Parent Company	Consolidated
At December 31, 2022	5,863	5,863
Additions	484	1,280
Accrued interest	211	253
Accrued swap	26	26
Mark-to-market	(1)	12
Monetary and exchange rate changes	(12)	(12)
Borrowing cost	4	4
Interest paid	(15)	(42)
Principal paid	-	(50)
Derivatives paid	-	(5)
Adjustment in conversion to presentation currency	-	19
Liabilities held for sale	-	(788)
At March 31, 2023	6,560	6,560

	Parent Company	Consolidated
At December 31, 2021	7,805	9,051
Additions	-	328
Accrued interest	183	202
Accrued swap	79	71
Mark-to-market	(1)	(5)
Monetary and exchange rate changes	(68)	(68)
Borrowing cost	3	3
Interest paid	(92)	(105)
Payments	(1,000)	(1,041)
Swap paid	-	(4)
Foreign currency translation adjustment	-	(114)
At March 31, 2022	6,909	8,318

15.3	Maturity schedule of loans and financing including derivatives recognized in non-current assets and liabilities
Year	Parent Company	Consolidated

From 1 to 2 years	1,910	1,910
From 2 to 3 years	1,270	1,270
From 3 to 4 years	1,271	1,271
From 4 to 5 years	637	637
After 5 years	385	385
Subtotal	5,473	5,473
Unamortized borrowing costs	(37)	(37)
Total	5,436	5,436

57

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)
15.4	Debentures and Promissory Note.
				Date				Parent Company and Consolidated
	Type	Issue Amount	Outstanding debentures (units)	Issue	Maturity	Financial charges	Unit price (in reais)	03.31.2023	12.31.2022

18th Issue of Promissory Notes – CBD (1nd serie) (*)	No preference	980	980,000	05/14/21	05/10/26	CDI + 1.70% per year	1,058	1,037	1,000
18th Issue of Promissory Notes – CBD (2nd serie) (*)	No preference	520	520,000	05/14/21	05/10/28	CDI + 1.95% per year	1,059	551	531
5th Issue of Promissory Notes – CBD (1nd serie)	No preference	500	500	07/30/21	07/30/25	CDI + 1.55% per year	1,222,786	611	590
5th Issue of Promissory Notes – CBD (2nd serie)	No preference	500	500	07/30/21	07/30/26	CDI + 1.65% per year	1,224,793	612	591
19th Issue of Promissory Notes – CBD (1nd serie)	No preference	376	376,616	02/24/23	02/11/28	CDI + 1.00% per year	1,014	382	-
19th Issue of Promissory Notes – CBD (2nd serie)	No preference	123	123,384	02/24/23	02/13/30	CDI + 1.20% per year	1,014	125	-
Borrowing cost								(46)	(33)
								3,272	2,679

Current liabilities								80	21
Noncurrent liabilities								3,192	2,658

(*) Each series of the 18th issue matures in two installments, with the 1st series maturing on 05/10/25 and 05/10/26 and the 2nd series on 05/10/27 and 05/10/28.

(**) The 17th issue of debentures was settled in advance on September 16, 2022 with part of the proceeds from the sale of stores (note 1.1), as authorized in the respective indenture.

58

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)
15.5	Borrowings in foreign currencies

On March 31, 2023 GPA had loans in foreign currencies (dollar) to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments. The exchange variation of these loans is protected by contracting derivative financial instruments

15.6	Guarantees

The Company has signed promissory notes for some loan contracts.

15.7	Swap contracts

The Company use swap transactions for 100% of its borrowings denominated in US dollars and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts include a total amount of the debt with the objective to protect the interest and principal and are signed, generally, with the same due dates and in the same economic group. The weighted average annual rate on March 31, 2023 was 13.29% (6.45% as of March 31, 2022).

15.8	Financial covenants

In connection with the debentures and promissory notes and for a portion of borrowings denominated in foreign currencies and working capital, the Company is required to maintain certain debt financial covenants. These ratios are quarterly calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) should not exceed the amount of equity and (ii) consolidated net debt/EBITDA ratio should be lower than or equal to 3.25. At March 31, 2023, GPA complied with these ratios.

59

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)
16.	Financial instruments

Detailed information on financial instruments was presented in the year financial statements for 2022, in note No. 18.

The main financial instruments and their amounts recorded in the interim financial information, by category, are as follows:

	Parent Company		Consolidated
	Carrying amount		Carrying amount
	03.31.2023	12.31.2022	03.31.2023	12.31.2022

Financial assets:
Amortized cost
Cash and cash equivalents	3,358	3,632	3,516	3,751
Related parties - assets	481	497	296	301
Trade receivables and other receivables	1,190	1,216	1,258	1,314

Fair value through other comprehensive income
Trade receibles credit card companies and sales vouchers	48	108	48	109

Financial liabilities:
Other financial liabilities - amortized cost
Related parties - liabilities	(455)	(469)	(346)	(358)
Trade payables	(2,436)	(3,110)	(2,451)	(3,123)
Financing for purchase of assets	(74)	(112)	(74)	(112)
Debentures and promissory notes	(3,272)	(2,679)	(3,272)	(2,679)
Borrowings and financing	(2,802)	(2,714)	(2,802)	(2,714)
Lease	(4,047)	(4,030)	(4,052)	(4,037)
Fair value through profit or loss
Borrowings and financing (Hedge accounting underlyng)	(403)	(412)	(403)	(412)
Financial instruments – Fair Value Hedge – liabilities side	(83)	(58)	(83)	(58)

The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions. The financial instruments measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 16.3.

60

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)

16.1	Considerations about risk factors that may affect the Company's and its subsidiaries' business

(i)	Capital management risk

The primary objective of the Company's capital management is to ensure that it maintains a well-established credit rating and capital ratio in order to support the business and maximize shareholder value. The Company manages the capital structure and adjusts it considering changes in economic conditions.

There were no changes to the objectives, policies or processes during the period ended March 31, 2023. The capital structure is as follows

	Parent company		Consolidated
	03.31.2023	12.31.2022	03.31.2023	12.31.2022

Cash and cash equivalents	3,358	3,632	3,516	3,751
Trade receivables	280	344	322	417
Financial instruments – Fair value hedge	(83)	(58)	(83)	(58)
Borrowings and financing	(6,477)	(5,805)	(6,477)	(5,805)
Net financial debt (Covenants)	(2,922)	(1,887)	(2,722)	(1,695)
Shareholders’ equity	(11,442)	(11,545)	(13,667)	(13,733)

Net debt to equity ratio	26%	16%	20%	12%

(ii)	Liquidity risk management

The Company manages liquidity risk through the daily analysis of cash flows and control of maturities of financial assets and liabilities.

The table below summarizes the aging profile of the Company’s financial liabilities as of March 31, 2023.

a)	Parent company
	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	1,511	6,845	596	8,952
Lease liabilities	918	3,044	3,142	7,104
Trade payables	2,436	-	-	2,436
Total	4,865	9,889	3,738	18,492
b)	Consolidated
	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	1,511	6,845	596	8,952
Lease liabilities	920	3,048	3,142	7,110
Trade payables	2,451	-	-	2,451
Total	4,882	9,893	3,738	18,513

61

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)

(iii)	Agreement between suppliers, the Group and banks

The Company and its subsidiaries have certain agreements with financial institutions in order to allow their suppliers to use the Company's lines of credit for prepayment of receivables arising from the sale of goods and services, allowing suppliers to anticipate receivables in the normal course of purchases made by the Company.

Management assessed that the economic substance of the transaction is of an operational nature, considering that the anticipation is at the exclusive discretion of the supplier, and for the Company, there are no changes in the original term negotiated with the supplier, nor changes in the contracted amounts. Management evaluated the potential effects of adjusting these operations to present value and concluded that the effects are immaterial for measurement and disclosure.

These arising liabilities are not considered net debt and do not have restrictive covenants (financial or non-financial) related.

These balances are classified as "agreement suppliers" and payments are made to financial institutions under the same conditions as originally agreed with the supplier. As a result, all cash flow from these operations is presented as operational in the cash flow statement. The balance is equivalent to R$147 at March 31, 2023 (R$595 at December 31, 2022).

(iv)	Derivative financial instruments

		Consolidated
		Notional value		Fair value
		03.31.2023	12.31.2022	03.31.2023	12.31.2022
Swap with hedge accounting
Hedge object (debt)		469	469	403	412

Long position (buy)
Prefixed rate	TR + 9.80% per year	22	22	9	9
US$ + fixed	USD + 2.12 % per year	447	447	394	403
		469	469	403	412
Short position (sell)
	CDI + 1.67% per year	(469)	(469)	(486)	(470)

Hedge position - liability		-	-	(83)	(58)
Net hedge position		-	-	(83)	(58)

Gains and losses on these contracts during the period ended March 31, 2023 are recorded as financial expenses, net and the balance payable at fair value is R$83 (payable from R$58 as of December 31, 2022), the asset is recorded in line item “Derivative financial instrument - fair value hedge” and the liability in “Borrowings and financing”.

62

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)

16.2	Sensitivity analysis of financial instruments

According to the Management’s assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of B3.

Therefore, in the probable scenario (I), there is no impact on the fair value of financial instruments. For scenarios (II) and (III), for the sensitivity analysis effect, Management considers an increase of 10% and a decrease of 10%, respectively, on risk variables, up to one year of the financial instruments.

For the probable scenario, weighted exchange rate was R$5.47 on the due date, and the weighted interest rate weighted was 12.89% per year.

In case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating effects are not significant.

The Company disclosed the net exposure of the derivatives financial instruments, corresponding to financial instruments and certain financial instruments in the sensitivity analysis table below, to each of the scenarios mentioned.

(i)	Other financial instruments
			Market projection
Transactions	Risk (CDI variation)	Balance at 03.31.2023	Scenario I	Scenario II	Scenario III

Fair value hedge (fixed rate)	CDI - 0.12% per year	(8)	(1)	(1)	(1)
Fair value hedge (exchange rate)	CDI + 1.70% per year	(478)	(45)	(49)	(41)
Debentures and promissories notes	CDI + 1.61% per year	(3,318)	(462)	(502)	(422)
Bank loans	CDI + 1.87% per year	(2,807)	(316)	(343)	(288)
Total borrowings and financing exposure		(6,611)	(824)	(895)	(752)

Cash and cash equivalents (*)	103.15% of CDI	3,148	419	460	377
Net exposure		(3,463)	(405)	(435)	(375

(*) Weighted average

16.3	Fair value measurements

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC 46 (“IFRS13”), which refer to the requirements of measurement and disclosure.

The fair values of cash and cash equivalents, trade receivables and trade payables are equivalent to their carrying amounts.

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value is being disclosed in the interim financial information:

63

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Carrying amount	Fair value
	03.31.2023	03.31.2023	Level
Financial assets and liabilities
Trade receibles with credit card companies and sales vouchers	48	48	2
Swaps of annual rate between currencies	(83)	(83)	2
Borrowings and financing (FVPL)	(403)	(403)	2
Borrowings and financing and debentures (amortized cost)	(6,074)	(5,967)	2
Total	(6,512)	(6,405)

There were no changes between the fair value measurements levels in the period ended March 31, 2023.

Cross-currency and interest rate swaps and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable market inputs, such as expected interest rate and current and future foreign exchange rate.

16.4	Consolidated position of derivative transactions

The Company and its subsidiaries have derivative contracts with the following financial institutions: Itaú BBA, BBVA, Santander and Banco Popular.

The consolidated position of outstanding derivative financial instruments are presented in the table below:

			Consolidated
Risk	Reference value	Due date	03.31.2023	12.31.2022
Debt
USD - BRL	US$ 50 millions	2023	(51)	(35)
USD - BRL	US$ 30 millions	2024	(32)	(23)
Interest rate - BRL	R$ 21	2026	-	-
Total			(83)	(58)

The hedge effects at fair value for the better result of the period ending on March 31, 2023 will result in a loss of R$25 (loss of R$78 on March 31, 2022).

64

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)

17.	Taxes and contributions to be collected and paid in installments

Detailed information on taxes and social contributions payable and taxes in installments was presented in the year financial statements for 2022, in note nº19.

17.1	Taxes and contributions payable and taxes payable in installments are as follows:
	Parent Company		Consolidated
	03.31.2023	12.31.2022	03.31.2023	12.31.2022

Taxes payable in installments - Law 11,941/09	92	109	92	109
Taxes payable in installments – PERT	108	110	108	110
ICMS	137	127	139	130
Provision for income tax and social contribution	18	32	19	51
Others	8	17	10	18
	363	395	368	418

Current	259	340	264	363
Noncurrent	104	55	104	55

17.2	Maturity schedule of taxes payable in installments in noncurrent liabilities:

Consolidated
From 1 to 2 years	68
From 2 to 3 years	36
104

65

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)

18.	Income tax and social contribution

Detailed information on income tax and social contribution was presented in the year financial statements for 2022, in note No. 20.

18.1        Income tax and social contribution effective rate reconciliation

	Parent Company		Consolidated
	03.31.2023	03.31.2022	03.31.2023	03.31.2022

		Restated		Restated
Loss before income tax and social contribution (continued operations)	(295)	(220)	(437)	(276)
Credit of IR and CSLL	100	55	149	69
Tax penalties	(2)	(3)	(2)	(3)
Share of profit of associates	42	(6)	(13)	(15)
Interest on own capital	-	24	-	24
Tax benefits	-	11	-	11
Other permanent differences	(11)	48	(12)	42
Effective income tax and social contribution expensive	129	129	122	128

Income tax and social contribution expense for the period:
Current	(15)	(252)	(17)	(254)
Deferred	144	381	139	382
Credit income tax and social contribution expense	129	129	122	128
Effective rate	43.73%	58.64%	27.92%	46.38%

66

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)

18.2       Breakdown of deferred income tax and social contribution

	Parent Company
	03.31.2023			12.31.2022
	Asset	Liability	Net	Asset	Liability	Net

Tax losses and negative basis of social contribution	1,133	-	1,133	957	-	957
Provision for contingencies	737	-	737	717	-	717
Goodwill tax amortization	-	(381)	(381)	-	(381)	(381)
Mark-to-market adjustment	-	(18)	(18)	-	(14)	(14)
Fixed, intangible and investment properties	-	(310)	(310)	-	(322)	(322)
Unrealized gains with tax credits	-	(356)	(356)	-	(389)	(389)
Net leasing of the right of use	280	-	280	273	-	273
Other	-	(9)	(9)	49	-	49
Deferred income tax and social contribution assets (liabilities)	2,150	(1,074)	1,076	1,996	(1,106)	890

Compensation	(1,074)	1,074	-	(1,106)	1,106	-
Deferred income tax and social contribution assets (liabilities), net	1,076	-	1,076	890	-	890

	Consolidated
	03.31.2023			12.31.2022
	Asset	Liability	Net	Asset	Liability	Net

Tax losses and negative basis of social contribution	1,163	-	1,163	987	-	987
Provision for contingencies	736	-	736	723	-	723
Goodwill tax amortization	-	(381)	(381)	-	(381)	(381)
Mark-to-market adjustment	-	(18)	(18)	-	(14)	(14)
Fixed intangible and investment properties	-	(310)	(310)	-	(322)	(322)
Unrealized gains with tax credits	-	(356)	(356)	-	(393)	(393)
Net leasing of the right of use	280	-	280	273	-	273
Other	-	(13)	(13)	49	-	49
Deferred income tax and social contribution assets (liabilities)	2,179	(1,078)	1,101	2,032	(1,110)	922

Compensation	(1,074)	1,074	-	(1,110)	1,110	-
Deferred income tax and social contribution assets (liabilities), net	1,105	(4)	1,101	922	-	922

67

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)

The Company estimates to recover these deferred tax assets as follows:

	Parent Company	Consolidated
Up to one year	338	341
From 1 to 2 years	140	145
From 2 to 3 years	136	138
From 3 to 4 years	165	168
From 4 to 5 years	194	196
Above 5 years	1,177	1,191
	2,150	2,179

18.3	Movement in deferred income tax and social contribution
	Parent Company		Consolidated
	03.31.2023	03.31.2022	03.31.2023	03.31.2022
Opening balance	890	550	922	(354)
Credit (expense) for the period - Continued operations	144	381	139	382
Credit (expense) for the period - Discontinued operations	42	(498)	(19)	(538)
Foreigh currency translation adjustment	-	-	-	112
Assets held for sale or distribution	-	-	61	-
Others	-	-	(2)	1
At the end of the period	1,076	433	1.101	(397)

68

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)

19.	Provision for contingencies

Detailed information on the provision for lawsuits was presented in the year financial statements for 2022, in note No. 21.

The provision for risks is estimated by the Company’s management, supported by its legal counsel and was recognized in an amount considered sufficient to cover probable losses.

19.1	Parent Company
	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2022	1,761	658	194	2,613

Additions	-	102	18	120
Payments	(2)	(13)	(15)	(30)
Reversals	(12)	(66)	(3)	(81)
Monetary adjustment	28	20	9	57
Balance at March 31, 2023	1,775	701	203	2,679

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2021	779	336	200	1,315

Additions	10	56	13	79
Payments	-	(17)	(22)	(39)
Reversals	(14)	(17)	(4)	(35)
Monetary adjustment	12	10	11	33
Balance at March 31, 2022	787	368	198	1,353

69

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)

19.2	Consolidated
	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2022	1,761	668	200	2,629

Additions	2	95	16	113
Payments	(3)	(13)	(18)	(34)
Reversals	(16)	(66)	(3)	(85)
Monetary adjustment	29	19	9	57
Foreign currency translation adjustment	1	-	-	1
Liabilities held for sale	1	(1)	1	1
Balance at March 31, 2023	1,775	702	205	2,682

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2021	845	361	236	1,442

Additions	11	58	17	86
Payments	-	(17)	(27)	(44)
Reversals	(14)	(18)	(6)	(38)
Monetary adjustment	12	11	11	34
Foreign currency translation adjustment	(4)	(1)	(3)	(8)
Balance at March 31, 2022	850	394	228	1,472

19.3	Tax

As per prevailing legislation, tax claims are subject to monetary indexation, which refers to an adjustment to the provision for tax risks according to the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

Social Contribution on Net Income

Since 1992 the Company had a res judicata decision regarding the non-payment of Social Contribution on Profits. Since then, the Company treated the assessments related to this issue as remote risk, based on the assessment of its legal advisors.

The Federal Supreme Court decided for the limitation of the res judicata and modulated its effects to reach taxable events as from September 2007 and the assessments after this period were reassessed by the Company, leading to the recognition of a provision for contingencies in the amount of R$614 (R$600 at December 2022).

ICMS

There are assessments by the tax authorities of the State of São Paulo in relation to the reimbursement of tax substitution without due fulfillment of the accessory obligations brought by Ordinance CAT nº17. Considering the proceedings that took place in 2023, the Company maintains a provision of R$335 (R$329 as of December 31, 2022), which represents management's best estimate of the probable effect of loss, related to the evidentiary aspect of the process. In addition to this matter, the Company has received assessments related to the disallowance of electric energy credits. After the judgment of the Federal Supreme Court, which dismissed the lawsuit related to the matter, under the allegation that it is a matter of infra-constitutional law, the Company evaluated and concluded for a provision of R$289 (R$285 as of December 31, 2022) of the lawsuits because it understands that the chances were reduced.

70

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)

Other tax matters

The Company claims in court the eligibility to not pay the contributions provided for by Supplementary Law 110/2001, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount as of March 31, 2023 is R$34 (R$51 in December 31, 2022).Other tax claims remained, which, according to the analysis of its legal advisors, were provisioned by the Company. These refer to: (i) challenge on the non-application of the Accident Prevention Factor - FAP; (ii) undue credit; (iii) no social charges on benefits granted to its employees, due to an unfavorable decision in the Court; (iv) IPI requirement on resale of imported products; (v) discussions related to IPTU; (vi) other minor issues. The amount accrued for these matters as of March 31, 2023 is R$387 (R$380 as of December 31, 2022).

Sendas indemnization liability

The Company is responsible for Sendas Distribuidora's legal proceedings prior to Assai's activity. As of March 31, 2023 in the total amount of R$31, with tax proceedings being R$3, Labor R$18 and Civil R$10 (R$24, being R$3 for tax proceedings, R$12 for labor and R$9 for civil proceedings on December 31, 2022).

19.4	Labor and social security taxes

The Company and its subsidiaries are parties to various labor lawsuits mainly due to termination of employees in the ordinary course of business. At March 31, 2023, the Company recorded a provision of R$702 (R$668 as of December 31, 2022). Management, with the assistance of its legal counsel, assessed these claims and recorded a provision for losses when reasonably estimable, based on past experiences in relation to the amounts claimed.

19.5	Civil and others

The Company and its subsidiaries are parties to civil lawsuits at several court levels (indemnities and collections, among others) and at different courts. The Company’s management records provisions in amounts considered sufficient to cover unfavorable court decisions, when its legal internal and external counsel considers the loss as probable.

Among these lawsuits, we point out the following:

•	The Company and its subsidiaries are parties to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts claimed by the adverse party (owner of the property) in the lawsuit, when internal and external legal counsel consider that it is probable that the rent amount will be changed by the Company. As of March 31, 2023, the amount accrued for these lawsuits is R$39 (R$46 as of December 31, 2022), for which there are no escrow deposits.
•	The Company and its subsidiaries answer to legal claims related to penalties applied by regulatory agencies, from the federal, state and municipal administrations, among which includes Public Ministry, National Health Surveillance Agency (Anvisa), Consumer Protection Agencies (Procon), National Institute of Metrology, Standardization and Industrial Quality (INMETRO), Municipalities and others and some lawsuits involving contract terminations with suppliers. Company supported by its legal counsel, assessed these claims, and recorded a provision according to probable cash expending and estimative of loss. On March 31, 2023 the amount of this provision is R$88 (R$83 on December 31, 2022).

71

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)

•	In relation to the provisioned amounts remaining for other civil jurisdiction matters on March 31, 2023, it is R$78 (R$71 on December 31, 2022).

Total civil lawsuits and others as of March 31, 2023 amount to R$205 (R$200 as of December 31, 2022).

19.6	Contingent liabilities not accrued

The Company has other litigations which have been analyzed by the legal counsel and considered as possible loss and, therefore, have not been accrued. The possible litigations updated balance without indemnization from shareholders is of R$13,793 as March 31, 2023 (R$12,459 in December 31, 2022), and are mainly related to:

•	INSS (Social Security Contribution) – GPA was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, for which possible loss amounts to R$663, as March 31, 2023 (R$616 as of December 31, 2022). The lawsuits are under administrative and court discussions. The Company has been following the development of this issue, and together with its legal advisors, concluded that the elements so far do not require a provision to be registered.
•	IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income – GPA has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. The amount involved is R$848 as of March 31, 2023 (R$830 as of December 31, 2022).
•	COFINS, PIS and IPI - The Company has been questioned about compensations not approved; fine for noncompliance with accessory obligation, disallowance of COFINS and PIS credits, IPI requirement on resale of imported products, among other matters. These proceedings are awaiting judgment at the administrative and judicial levels. The amount involved in these assessments is R$5,743 as of March 31, 2023 (R$4,625 as of December 31, 2021).
•	ICMS – GPA received tax assessment notices by the State tax authorities regarding: (i) utilization of electric energy credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) levied on its own operation of merchandise purchase (own ICMS) – article 271 of ICMS by-law; (iv) resulting from sale of extended warranty, and (v) among other matters. The total amount of these assessments is R$6,030 as of March 31, 2023 (R$5,901 as of December 31, 2022), which await a final decision at the administrative and court levels.
•	Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), rates, and others – These refer to assessments on withholdings of third parties, IPTU payment divergences, fines for failure to comply with accessory obligations, ISS and sundry taxes, in the amount of R$136 as March 31, 2023 (R$131 as of December 31, 2022), which await decision at the administrative and court levels.
•	Other litigations – these refer to administrative proceedings and lawsuits in which the Company claims the renewal of rental agreements and setting of rents according to market values and actions in the civil court, special civil court, Consumer Protection Agency - PROCON (in many States), Institute of Weights and Measure - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, amounting to R$373 as March 31, 2023 (R$356 as of December 31, 2022).

72

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)

The Company has litigations related to challenges by tax authorities on the income tax and social contribution payment, for which, based on management and legal assessment, the Company has the right of indemnization from its former and current shareholders, related to years from 2007 to 2013, under allegation that had improper deduction of goodwill amortizations. These assessments amount R$2,068 in March 31, 2023 (R$1,922 in December 31, 2022).

The Company is responsible for the legal processes of GLOBEX prior to the association with Casas Bahia. As of March 31, 2023, the amount involved in tax proceedings is R$429 (R$419 as of December 31, 2022).

The Company is responsible for the legal processes of Sendas prior to Assai activity. As of March 31, 2023, the amount involved was R$1,378, of which R$1,333 are tax and civil and others R$45 (R$1,352, being tax R$ 1,309, civil and others R$43 as of December 31, 2022).

The Company engages external attorneys to represent it in the tax assessments, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as of March 31, 2023 the estimated amount, in case of success in all lawsuits, is approximately R$142 (R$142 as of December 31, 2022).

19.7	Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made judicial deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

	Parent Company		Consolidated
	03.31.2023	12.31.2022	03.31.2023	12.31.2022

Tax	210	209	211	210
Labor	459	478	462	483
Civil and other	68	59	69	66
Total	737	746	742	759

73

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)

19.8	Guarantees
Lawsuits	Property and equipment		Letter of Guarantee		Total
	03.31.2023	12.31.2022	03.31.2023	12.31.2022	03.31.2023	12.31.2022

Tax	723	572	10,104	9,685	10,827	10,257
Labor	-	-	989	1,000	989	1,000
Civil and other	10	9	454	414	464	423
Total	733	581	11,547	11,099	12,280	11,680

The cost of letter of guarantees is approximately 0.4% per year of the amount of the lawsuits and is recorded as expense.

19.9	Via

The Company ceased to exercise corporate control over Via in June 2019. In the 2nd quarter of 2021, Via took certain measures and fully replaced the guarantees that had been provided to third parties by GPA in favor of that company, with no further obligations remaining of GPA on this matter. The Operating Agreement previously signed expired in October 2021 and is therefore terminated. Via still uses the Extra brand for the sale of products sold by it under the Extra Brand Usage License Agreement, which allows Via to carry out e-commerce activities through the Extra.com domain. With the termination of the Operating Agreement, GPA can also promote electronic commerce in electronics on any platforms.

GPA, together with Sendas, Via and Itaú Unibanco are partners in Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”).

CBD is the holder of a claim against Via arising from a final and unappealable tax action, the amounts of which were calculated by a specialized company hired by the parties involved, as well as being responsible, on the other hand, for any supervenience liabilities incurred up to a certain date. , if final and unappealable, on behalf of the former Globex. The Company recorded these excessive liabilities to the extent that management considered them to be probable losses due to the progress of the lawsuit and/or gathered documentation to support such a loss.

74

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)

20.	Leases
20.1	Lease obligations

Detailed information on leasing obligations was presented in the year financial statements for 2022, in note No. 22.1.

Lease agreements totaled R$4,052 on March 31, 2023 (R$4,037 on December 31, 2022), as shown in the table below:

	Parent Company		Consolidated
	03.31.2023	12.31.2022	03.31.2023	12.31.2022

Financial lease liability – minimum lease payments:
Up to 1 year	496	488	497	490
1 - 5 years	1,770	1,763	1,773	1,766
Over 5 years	1,781	1,779	1,782	1,781
Present value of finance lease agreements	4,047	4,030	4,052	4,037

Future financing charges	3,057	3,036	3,058	3,038
Gross amount of finance lease agreements	7,104	7,066	7,110	7,075

PIS and COFINS embedded in the present value of the lease agreements	246	245	246	245

PIS and COFINS embedded in the gross amount of the lease agreements	432	430	432	430

The interest expense on lease liability is presented in note 26. The incremental interest rate of the Company and its subsidiaries was 12.30%in the period ended March 31, 2023 (8.63% as of March 31, 2022).

If the Company had adopted the calculation methodology projecting the inflation embedded in the nominal incremental rate and bringing it to present value by the nominal incremental rate, the average percentage of inflation to be projected per year would have been approximately 6.60% (6.52% in December 31, 2022). The average term of the contracts considered is 9.7 years (9.78 years in December 31, 2022).

75

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)

20.2 Movement of leasing obligation

	Parent Company	Consolidated
At December 31, 2022	4,030	4,037
Additions	171	184
Remeasurement	(12)	70
Accrued interest	116	149
Payments	(245)	(353)
Anticipated lease contract termination	(13)	(18)
Foreing currency translation adjustment	-	29
Liabilities held for Sale	-	(46)
At March 31, 2023	4,047	4,052

Current	496	497
Noncurrent	3,551	3,555

	Parent Company	Consolidated
At December 31, 2021	3,881	6,118
Additions	55	97
Remeasurement	143	275
Accrued interest	104	132
Payments	(281)	(400)
Anticipated lease contract termination	(30)	(39)
Foreign currency translation adjustment	-	(175)
Sendas Incorporation	(3)	-
Liabilities held for Sale	62	62
At March 31, 2022	3,931	6,070

Current	537	876
Noncurrent	3,394	5,194

20.3 Lease expense on variable rents, low value assets and short-term agreements

	Parent Company		Consolidated
	03.31.2023	03.31.2022	03.31.2023	03.31.2022
Expenses (income) for the period:
Variable (0.1% to 4.5% of sales)	10	8	11	9
Sublease rentals (*)	(19)	(35)	(19)	(35)

(*) Refers to lease agreements receivable from commercial shopping malls.

76

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)
21.	Deferred revenue

Detailed information on unearned revenues was presented in the year financial statements for 2022, in note No. 23.

	Parent Company		Consolidated
	03.31.2023	12.31.2022	03.31.2023	12.31.2022

Commitment to future sale of real estate	37	25	37	25
Services rendering agreement - Partnerships	47	50	47	50
Revenue from credit card operators and banks	-	-	129	129
Gift Card	45	47	45	47
Others	54	2	54	2
	183	124	312	253

Current	92	27	221	156
Noncurrent	91	97	91	97

22.	Shareholders’ equity
a.	Capital stock

The subscribed and paid-in share capital, as of March 31, 2023, is represented by 270,139 (270,139 as of December 31, 2022) thousands of registered shares with no par value. As of March 31, 2023, the capital stock is R$8,466 (R$5,861 as of December 31, 2022).

The Company is authorized to increase the capital stock up to the limit of 400,000 (in thousands of shares), regardless of statutory amendment, upon resolution of the Board of Directors, which will establish the issuance conditions.

At a meetings of the Board of Directors held on February 14, 2023, capital increases in the amount of R$2,605 (R$2 on December 31, 2022) were approved through without issuing new shares (763 thousand shares on December 31, 2022).

b.	Stock Option plan

Information on the former stock option plan, stock option plan and compensation plan is summarized below:

				03.31.2023
				Number of options (in thousands)
Series granted	Grant date	1st date of exercise	Exercise price at the grant date	Granted	Exercised	Cancelled	Expired	Outstanding

Series B7	01/31/2021	05/31/2023	0.01	673	(345)	(105)	-	223
Series C7	01/31/2021	05/31/2023	12.60	497	(161)	(119)	-	217
Series B8	05/31/2022	05/31/2025	0.01	1,617	(347)	-	-	1,270
Series C8	05/31/2022	05/31/2025	17.28	1,328	-	-	-	1,328
				4,115	(853)	(224)	-	3,038

77

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)

Changes in the number of options granted, the weighted average of the exercise price and the weighted average of the remaining term are shown in the table below:

	Shares in thousands	Weighted average of exercise price	Weighted average of remaining contractual term

At December 31, 2022	3,038	8,46	2,13
Outstanding at the end of the period	3,038	8,46	1,87
Total to be exercised at March 31, 2023	3,038	8,46	1,87

The amounts recorded in the Parent Company and Consolidated statement of operations, for the period ended in March 31, 2023 were R$5 (R$5 as of March 31, 2022).

c.	Other comprehensive income

Foreign exchange variation of investment abroad

Cumulative effect of exchange rate gains and losses on the translation of assets, liabilities and results from (i) euros to Reais, corresponding to CBD's investment in the subsidiary Cnova NV generating a gain of R$19 and (ii) Colombian pesos to Reais, corresponding to an investment in the Éxito subsidiary generating a loss of R$100. The effect in the parent company was R$81, being recorded a gain of R$19 in the continued operation and a loss of R$100 in the discontinued operation (R$2,334 at December 31, 2022, being recorded a gain of R$65 in the continued operation and a loss of R$2,399 in the discontinued operation).

78

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)

23.	Revenue from the sale of goods and / or services

Detailed information on revenue from the sale of goods and/or services was presented in the year financial statements for 2022, in note No. 25.

	Parent Company		Consolidated
	03.31.2023	03.31.2022	03.31.2023	03.31.2022
				Restated
Gross sales:
Goods	4,782	3,869	4,807	4,158
Services rendered	38	35	63	61
Sales returns and cancellations	(34)	(29)	(34)	(30)
	4,786	3,875	4,836	4,189

Taxes on sales	(338)	(262)	(340)	(279)

Net operating revenues	4,448	3,613	4,496	3,910

24.	Expenses by nature

Detailed information on expenses by nature was presented in the year financial statements for 2022, in note No. 26

	Parent Company		Consolidated
	03.31.2023	03.31.2022	03.31.2023	03.31.2022
				Restated
Cost of inventories	(3,114)	(2,397)	(3,137)	(2,613)
Personnel expenses	(575)	(503)	(575)	(543)
Outsourced services	(78)	(86)	(80)	(91)
Overhead expenses	(195)	(200)	(197)	(215)
Commercial expenses	(159)	(120)	(159)	(127)
Other expenses	(117)	(40)	(116)	(52)
	(4,238)	(3,346)	(4,264)	(3,641)

Cost of sales	(3,377)	(2,632)	(3,400)	(2,858)
Selling expenses	(743)	(580)	(733)	(631)
General and administrative expenses	(118)	(134)	(131)	(152)
	(4,238)	(3,346)	(4,264)	(3,641)

79

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)

25.	Other operating expenses, net

Detailed information on other operating expenses, net, was presented in the year financial statements for 2022, in note No. 27.

	Parent Company		Consolidated
	03.31.2023	03.31.2022	03.31.2023	03.31.2022
				Restated
Tax installments and other tax risks	(16)	(4)	(16)	(4)
Restructuring expenses	(25)	(34)	(24)	(38)
Result with fixed assets	(10)	21	(10)	21
Others	-	(1)	-	(1)
Total	(51)	(18)	(50)	(22)

26.	Financial income (expenses), net

Detailed information on the net financial result was presented in the year financial statements for 2022, in note No. 28.

	Parent Company		Consolidated
	03.31.2023	03.31.2022	03.31.2023	03.31.2022
				Restated
Finance expenses:
Cost of debt	(219)	(188)	(223)	(192)
Cost of the discounting of receivables	(19)	(12)	(19)	(12)
Monetary restatement loss	(47)	(32)	(47)	(32)
Interest on lease liabilities	(111)	(89)	(111)	(89)
Other finance expenses	(24)	(18)	(24)	(20)
Total financial expenses	(420)	(339)	(424)	(345)

Financial income:
Income from short term instruments	61	17	65	20
Monetary restatement gain	27	88	27	88
Other financial income	-	-	-	-
Total financial income	88	105	92	108

Total	(332)	(234)	(332)	(237)

The hedge effects are recorded as cost of debt and disclosed in Note 20.

80

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)

27.	Earnings (loss) per share

Earnings per share information was presented in the annual financial statements for 2022, in note No. 29.

The table below presents the determination of net income available to holders of common shares and the weighted average number of common shares outstanding used to calculate basic and diluted earnings per share in each reporting exercise:

	03.31.2023	03.31.2022
		Restated

Basic numerator
Net loss allocated to common shareholders – continued operations	(315)	(148)
Net income allocated to common shareholders - discontinued operations	67)	1.547
Net income allocated to common shareholders	(248)	1.399

Basic denominator (millions of shares)
Weighted average of shares	270	269

Basic loss per shares (R$) – continued operations	(1.16676)	(0.54974)
Basic earnings per shares (R$) - discontinued operations	0.24817	5.74623
Basic loss per shares (R$) - total	(0,91859)	5.19649

Diluted numerator
Net loss allocated to common shareholders – continued operations	(315)	(148)
Net income allocated to common shareholders - discontinued operations	67	1.547
Net income (loss) allocated to common shareholders	(248)	1.399

Diluted denominator
Weighted average of shares (in millions)	270	269
Stock option		-
Diluted weighted average of shares (millions)	270	269

Diluted loss per millions of shares (R$) – continued operations	(1.16676)	(0.54974)
Diluted earnings per shares (R$) – discontinued operations	0,24817	5.73960
Diluted earnings (loss) per shares (R$) – total	(0,91859)	5.18986

81

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)

28.	Segment information

Management considers that it has just one segment denominated Food retail – includes the banners “Pão de Açúcar”, “Extra Supermercado”, “Mercado Extra”, “Minimercado Extra”, “Minuto Pão de Açúcar”, “Compre Bem”, “Posto Extra and “GPA Malls”.

As described in note 1.2, the Éxito Group, previously presented as a separate segment, is being presented as a discontinued operation and is considered a segment until completion of the distribution of the shares held by the Company to its direct shareholders.

The “Other Businesses” also comprise the operations of James (incorporated into the parent company in December, 2022), Stix and the Cdiscount equity.

The eliminations of the result and balance sheet are presented within the segment itself.

Expenses related to the discontinuity of Grupo Éxito's operations and the tax on income earned abroad paid in Brazil are considered in the Grupo Éxito segment.

Management monitors the operating results of its business units separately making decisions about resource allocation and performance assessment. The segment performance is evaluated based on operating income and is measured consistently with operating income in the financial statements.

The Company is engaged in operations of retail stores located in 14 states and the Federal District of Brazil. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker who has been identified as the Chief Executive Officer.

The chief operating decision-maker allocates resources and assesses performance by reviewing results and other information related to segments.

The Company deems irrelevant the disclosure of information on sales per product category, given that similar products are sold based on each business’ strategies and each segment has its own management controls. Thus, any aggregation product for disclosure is practically impossible.

The Company measures the results of segments using the accounting practices adopted in Brazil and IFRS, among other measures, each segment’s operating profit, which includes certain corporate overhead allocations. At times, the Company reviews the measurement of each segment’s operating profit, including any corporate overhead allocations, as determined by the information regularly reviewed by the chief operating decision-maker.

Information on the Company’s segments as of March 31, 2023 is included in the table below:

82

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)

Description	Retail		Discontinued Operations		Others businesses		Total
	03.31.2023	03.31.2022	03.31.2023	03.31.2022	03.31.2023	03.31.2022	03.31.2023	03.31.2022
				Restated				Restated

Net operating revenue	4,481	3,893	-	-	15	17	4,496	3,910
Gross profit	1,081	1,035	-	-	15	17	1,096	1,052
Depreciation and amortization	(247)	(219)	-	-	(3)	(5)	(250)	(224)
Share of profit of subsidiaries and associates	8	8	-	-	(45)	(70)	(37)	(62)
Operating income	(58)	42	-	-	(47)	(81)	(105)	(39)
Net financial expenses	(334)	(236)	-	-	2	(1)	(332)	(237)
Profit(loss) before income tax and social contribution	(392)	(194)	-	-	(45)	(82)	(437)	(276)
Income tax and social contribution	122	128	-	-	-	-	122	128
Net income (loss) for continued operations	(270)	(66)	-	-	(45)	(82)	(315)	(148)
Net income (loss) for discontinued operations	(82)	1,510	202	63	-	-	120	1,573
Net income (loss) of period end	(352)	1,444	202	63	(45)	(82)	(195)	1,425
	03.31.2023	12.31.2022	03.31.2023	12.31.2022	03.31.2023	12.31.2022	03.31.2023	12.31.2022
Current assets	7,358	7,632	20,506	20,809	121	118	27,985	28,559
Noncurrent assets	15,392	15,203	-	-	77	77	15,469	15,280
Current liabilities	5,659	6,314	10,884	11,260	172	173	16,715	17,747
Noncurrent liabilities	13,071	12,358	-	-	1	1	13,072	12,359
Shareholders' equity	4,020	4,163	9,622	9,549	25	21	13,667	13,733

83

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)

The Company and its subsidiaries operate primarily as a retailer of food and other products. Total revenues are composed of the following brands:

	03.31.2023	03.31.2022

Pão de Açúcar	2,012	1,710
Extra / Compre Bem	1,429	1,233
Proximity	657	537
Gas stations/ Drugstores/ Delivery	383	413
Others businesses	15	17
Total net operating revenue	4,496	3,910

29.	Non cash transactions

The Company had transactions that was not represent disbursement of cash and therefore was not presented at the statement of cash flow, as presented below:

•	Purchase of fixed assets not paid yet as note 13.1;
•	Purchase of intangible assets not paid yet as per note 14.2;
•	New leasing contracts as note 20.2.

30.	Assets held for sale or distribution

Information on and discontinued operations was presented in the year financial statements for 2022, in note No. 32.

	Parent Company		Consolidated
	03.31.2023	12.31.2022	03.31.2023	12.31.2022

Real state/land - Parent company	25	34	25	34
Éxito Group (Note 1.2)	7,399	7,363	20,506	20,809
Assets held for sale or distribution(*)	7,424	7,397	20,531	20,843

Éxito Group (Note 1.2)	-	-	10,885	11,260
Others	227	227	227	227
Liabilities held for sale or distribution	227	227	11,112	11,487

84

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)

31.	Discontinued operations
(a)	Descontinued operation Éxito Group:

On December 31, 2022, the Company presents Éxito Group as a discontinued operation. See note 1.2. Below is the balance sheet and summarized cash flow of Éxito Group, Éxito Group income statement before eliminations:

Balance Sheets

	03.31.2023	12.31.2022
Current assets
Cash and cash equivalentes	1,079	1,869
Inventories	3,182	3,016
Recoverable taxes	730	664
Other current assets	700	806
Total current assets	5,691	6,355
Noncurrent assets
Investments in associates	363	374
Investment properties	2,704	2,663
Property and equipment	8,560	8,277
Intangible assets	3,020	2,957
Other noncurrent assets	168	183
Total noncurrent assets	14,815	14,454
Total assets	20,506	20,809

Current liabilities
Trade payable, net	4,303	5,360
Payroll and related taxes	322	382
Taxes, installment and contributions payable	299	278
Borrowings and financing	1,048	284
Lease liabilities	326	302
Other current liabilities	1,203	1,349
Total current liabilities	7,501	7,955

Noncurrent liabilities
Borrowings and financing	602	582
Lease liabilities	1,525	1,504
Deferred income tax and social contribution	1,086	1,016
Other noncurrent liabilities	170	204
Total noncurrent liabilities	3,383	3,306
Shareholders’ equity	9,622	9,548
Total liabilities and shareholders’ equity	20,506	20,809

Cash Flows:	03.31.2023	03.31.2022

Cash flow provided by operating activities	(987)	(1,609)
Cash flow from investing activities	(182)	(93)
Cash flow from financing activities	368	(167)
Cash change in the period	(801)	(1,869)

85

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)

Statements of Operations – Éxito Group
	03.31.2023	03.31.2022
Net operating revenue	5,967	6,159
Gross profit	1,595	1,556
Income before income tax and social contribution	301	150
Income tax and social contribution	(99)	(87)
Net income for the year	202	63

(b)	Descontinued operation Extra Hiper

On December 31, 2021, the Company began the process of demobilizing and discontinuing operations under the Extra Hiper banner, and the net result is presented as a discontinued operation (See note 1.1). Below is the summary income statement:

Statements of Operations – Extra Hiper
	03.31.2023	03.31.2022
Net operating revenue	27	506
Gross profit	5	12
Income before income tax and social contribution	(123)	2,009
Income tax and social contribution	42	(498)
Net income for the year	(81)	1,511

(c)	Reconciliation of net income

Reconciliation of Net Income from discontinued operations

	03.31.2023	03.31.2022

Éxito Group	202	63
Extra Hiper	(81)	1,511
Via	(1)	(1)

Net income from discontinued operations	120	1,573

86

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)

Other information deemed as relevant by the Company

Shareholder position - 03/31/2023

SHAREHOLDERS 'POSITION OF THE COMPANY'S CONTROLLERS, UP TO THE LEVEL OF INDIVIDUAL

Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Jean-Charles Naouri*	1	0.00%	0	0.00%	1	0.00%
Geant International BV*	10,275,742	3.80%	0	0.00%	10,275,742	3.80%
Segisor***	99,619,228	36.88%	0	0.00%	99,619,228	36.88%
Casino Guichard Perrachon*	2	0.00%	0	0.00%	2	0.00%
Helicco Participações Ltda.	581,600	0.22%	0	0.00%	581,600	0.22%
BTG Pactual	19,411,567	7.19%	0	0.00%	19,411,567	7.19%
Nuveen LLC	20,131,960	7.45%	0	0.00%	20,131,960	7.45%
Moerus Capital Management LLC	15,810,303	5.85%	0	0.00%	15,810,303	5.85%
Board of Executive Officers	62,110	0.02%	0	0.00%	62,110	0.02%
Board of Directors	9,871	0.00%	0	0.00%	9,871	0.00%
Fiscal Council	0	0.00%	0	0.00%	0	0.00%
Treasury Shares	159,689	0.06%	0	0.00%	159,689	0.06%
Others	104,076,996	38.52%	0	0.00%	104,076,996	38.52%
Total	270,139,069	100.00%	0	0.00%	270,139,069	100.00%

(*) Non-resident company.

(**) Although Wilkes shares were transferred, in the bookkeeping environment - Itaú -, in December 2022, the transfer operation was carried out on October 31, 2022, and this date should be considered as the new Segisor position.

DISTRIBUTION OF THE SOCIAL CAPITAL OF THE LEGAL ENTITY (SHAREHOLDER OF THE COMPANY), UP TO THE LEVEL OF THE INDIVIDUAL
SEGISOR					Shareholding (In units)
Quotaholder	Number	%	Preferred Shares	%	Number	%
Casino Guichard Perrachon*	1,774,479,286	100.00%	0	0.00%	1,774,479,286	100.00%
TOTAL	1,774,479,286	100.00%	0	0.00%	1,774,479,286	100.00%

DISTRIBUTION OF THE SOCIAL CAPITAL OF THE LEGAL ENTITY (SHAREHOLDER OF THE COMPANY), UP TO THE LEVEL OF THE INDIVIDUAL
ONPER INVESTIMENTOS 2015 S.L.					Shareholding (In units)
Shareholder	Common Shares	%	Preferred Shares	%	Number	%
ALMANACENES ÉXITO S.A.*	3,000	100.00%	0	0.00%	3,000	100.00%
TOTAL	3,000	100.00%	0	0.00%	3,000	100.00%

87

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)
Other information deemed as relevant by the Company DISTRIBUTION OF THE SOCIAL CAPITAL OF THE LEGAL ENTITY (SHAREHOLDER OF THE COMPANY), UP TO THE LEVEL OF THE INDIVIDUAL
ALMANACENES ÉXITO S.A.					Shareholding (In units)
Shareholder *	Common Shares	%	% Voting Shares		Number	%
Companhia Brasileira de Distribuição	1,187,821,914	88.33%	91.52%		1,187,821,914	88.33%
GPA 2 Empreendimentos e Participações Ltda.	64,857,915	4.82%	5.00%		64,857,915	4.82%
Minority	45,184,530	3.36%	3.48%		45,184,530	3.36%
Treasury	46,856,094	3.48%	0.00%		46,856,094	3.48%
TOTAL	1,344,720,453	100.00%	1,297,864,359		1,344,720,453	100.00%

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDINGSHARES					Shareholding at 03/31/2023 (In units) Total

Shareholder	Common Shares		Preferred Shares
	Number	%	Number	Number	%	Number
Controlling parties	110,476,573	40.90%	-	0.00%	110,476,573	40.90%

Management
Board of Directors	62,110	0.02%	-	0.00%	62,110	0.02%
Board of Executive Officers	9,871	0.00%	-	0.00%	9,871	0.00%
Fiscal Council	-	0.00%	-	0.00%	-	0.00%

Treasury Shares	159,689	0.06%	-	0.00%	159,689	0.06%

Other Shareholdersas	159,430,826	59.02%	-	0.00%	159,430,826	59.02%

Total	270,139,069	100.00%	-	0.00%	270,139,069	100.00%

Outstanding Shares	159,502,807	59.04%	-	0.00%	159,502,807	59.04%

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDINGSHARES					Shareholding at 03/31/2022 (In units) Total

Shareholder	Common Shares		Preferred Shares
	Number	%	Number	Number	%	Number
Controlling parties	110,476,537	41.01%	-	0.00%	110,476,537	41.01%

Management
Board of Directors	855,286	0.32%	-	0.00%	855,286	0.32%
Board of Executive Officers	160,883	0.06%	-	0.00%	160,883	0.06%
Fiscal Council	78	0.00%	-		78	0.00%

Treasury Shares	160,342	0.06%	-	0.00%	160,342	0.06%

Other Shareholdersas	157,742,255	58.55%	-	0.00%	157,742,255	58.55%

Total	269,395,417	100.00%	-	0.00%	269,395,417	100.00%

Outstanding Shares	158,758,502	58.93%	-	0.00%	158,758,502	58.93%

88

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders and Board of Directors of

Companhia Brasileira de Distribuição

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Brasileira de Distribuição (“Company”), included in the Interim Financial Information Form (ITR), for the quarter ended March 31, 2023, which comprises the balance sheet as of March 31, 2023 and the related statements of profit and loss, of comprehensive income, of changes in equity and of cash flows for the three-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Reporting and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards issued by the CVM.

89

Companhia Brasileira de Distribuição Notes to the interim financial statements March 31, 2023 (In millions of Brazilian reais, unless otherwise stated)

Other matters

Statements of value added

The aforementioned interim financial information includes the individual and consolidated statements of value added (DVA) for the three-month period ended March 31, 2023, prepared under the responsibility of the Company’s Management and disclosed as supplementary information for the purposes of international standard IAS 34. These statements have been subject to review procedures performed in conjunction with the review of the ITR to reach a conclusion on whether they are reconciled with the interim financial information and the accounting records, as applicable, and if their form and content are in accordance with the criteria defined in technical pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria set out in such technical pronouncement and consistently with respect to the individual and consolidated interim financial information taken as a whole.

The accompanying individual and consolidated interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, May 3, 2023

DELOITTE TOUCHE TOHMATSU	Eduardo Franco Tenório
Auditores Independentes Ltda.	Engagement Partner

90

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 3, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.